UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

Mannatech, Incorporated
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

   (1) Title of each class of securities to which transaction applies:

   _____

   (2) Aggregate number of securities to which transaction applies:

   _____

   (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   _____

   (4) Proposed maximum aggregate value of transaction:

   _____

   (5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

_____

(2) Form, Schedule or Registration Statement No.:

_____

(3) Filing Party:

_____

(4) Date Filed:

_____



COPPELL, TEXAS

April 21, 2009

Dear Shareholder:

This letter extends to you a personal invitation to join us at our 2009 Annual Shareholders' Meeting on Wednesday, June 10, 2009, at 9:00 a.m., Central Daylight Time, at the Grapevine Convention Center located at 1209 South Main Street, Grapevine, Texas.

At this year's meeting, you will vote on the election of 3 Class I directors and the ratification of the appointment of our independent registered public accounting firm.

We have enclosed with this letter an official notice of our 2009 Annual Shareholders' Meeting and proxy statement, which contains further information about the items to be voted on and information about the meeting itself including a description of the matters to be considered and acted on at our 2009 Annual Shareholders' Meeting.

REMEMBER, regardless of the number of shares that you hold, your vote is very important to our business and to us. Whether or not you plan to attend our 2009 Annual Shareholders' Meeting, we urge you to cast your vote by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote in person if you attend the meeting, even if you have given your proxy.

We want to thank you for your ongoing support and we hope to see you at our 2009 Annual Shareholders' Meeting.

Sincerely,

J. Stanley Fredrick
Chairman of the Board

TABLE OF CONTENTS

MANNATECH, INCORPORATED
NOTICE OF OUR 2009 ANNUAL SHAREHOLDERS' MEETING
TO BE HELD ON JUNE 10, 2009

TO THE SHAREHOLDERS OF
MANNATECH, INCORPORATED,

The 2009 Annual Shareholders' Meeting of Mannatech, Incorporated will be held at the Grapevine Convention Center, located at 1209 South Main Street, Grapevine, Texas, on Wednesday, June 10, 2009, at 9:00 a.m., Central Daylight Time, for the following purposes:

- Proposal 1 - To elect Messrs. Gerald E. Gilbert, Larry A. Jobe, and Marlin Ray Robbins as Class I directors.

- Proposal 2 - To ratify the appointment of BDO Seidman, LLP as our independent registered public accounting firm, for the year ending December 31, 2009.

To act upon such other matters as may properly come before our annual meeting.

Our Board of Directors has set the close of business on April 20, 2009 as the record date for the determination of shareholders entitled to receive notice of and to vote at our 2009 Annual Shareholders' Meeting or any adjournment(s) thereof.

By order of our Board of Directors,

J. Stanley Fredrick
Chairman of the Board

Coppell, Texas
April 21, 2009

IMPORTANT

Whether or not you expect to attend the 2009 Annual Shareholders' Meeting, we strongly urge you to cast your vote by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided, prior to the meeting on June 10, 2009, to help ensure the presence of a quorum for the meeting and to save the expense and extra work of additional solicitation. Voting by proxy by any method prior to the meeting will not prevent you from attending the 2009 Annual Shareholders' Meeting or revoking your prior vote and voting at the 2009 Annual Shareholders' Meeting.

Pursuant to new rules promulgated by the SEC, we are providing access to our proxy materials, including this proxy statement and our annual report on Form 10-K, for the year ended December 31, 2008, over the Internet. As a result, we are mailing to many of our shareholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials. All shareholders who do not receive a notice will receive a paper copy of our proxy materials by mail. We believe that this new process will reduce the environmental impact and lower the costs of printing and distributing our proxy materials.

MANNATECH, INCORPORATED
600 South Royal Lane, Suite 200
Coppell, Texas 75019

PROXY STATEMENT FOR OUR 2009 ANNUAL SHAREHOLDERS' MEETING
TO BE HELD ON JUNE 10, 2009

GENERAL INFORMATION ABOUT OUR 2009 ANNUAL SHAREHOLDERS' MEETING

General Information

Our Board of Directors is soliciting the enclosed proxy for use at our 2009 Annual Shareholders' Meeting to be held on June 10, 2009 at 9:00 a.m., Central Daylight Time, at the Grapevine Convention Center located at 1209 South Main Street, Grapevine, Texas. The Notice of Internet Availability of Proxy Materials is being mailed or delivered on or about May 1, 2009, to shareholders of record owning our common stock on the close of business on April 20, 2009. Paper copies of our Proxy Materials are being mailed or delivered on or about May 5, 2009, to shareholders of record who have previously requested to receive paper copies of Proxy Materials. The list of frequently asked questions is attached to this proxy statement as *Appendix A*. Unless otherwise stated, all references in this proxy statement to "Mannatech," the "Company," "us," "our," or "we" are to Mannatech, Incorporated, a Texas corporation.

Shareholders Entitled to Vote

Shareholders who owned our common stock as of the close of business on April 20, 2009, the record date, are called "*shareholders of record"* and are entitled to vote at the 2009 Annual Shareholders' Meeting. As of April 9, 2009, we had 26,460,788 outstanding shares of our common stock, $0.0001 par value per share, which is our only class of outstanding voting securities. As of April 9, 2009, we had approximately 3,400 shareholders that held their common stock directly and approximately 12,000 beneficial shareholders who held their common stock through approximately 150 brokers who represent approximately 73% of our total common stock outstanding. Each share of our common stock entitles a shareholder to one vote. A complete list of direct shareholders entitled to vote at the 2009 Annual Shareholders' Meeting will be available for examination by shareholders for purposes pertaining to the 2009 Annual Shareholders' Meeting at our corporate headquarters in Coppell, Texas during normal business hours from May 29, 2009 until June 9, 2009. The shareholder list will also be available for review prior to and during the 2009 Annual Shareholders' Meeting to be held on June 10, 2009. A shareholder who wants to examine the list prior to our Annual Shareholders' Meeting should arrange an appointment by contacting our Investor Relations department at (972) 471-6512.

Voting in Person

If you are a registered shareholder deemed to have direct ownership over your Mannatech common stock and plan to attend the 2009 Annual Shareholders' Meeting, you may deliver your completed and signed proxy card in person. If your Mannatech shares are held in street name by a broker, and you wish to vote in person at the 2009 Annual Shareholders' Meeting, you will need to obtain a legal proxy form from your broker or bank that holds your shares of record and you must bring that document to the 2009 Annual Shareholders' Meeting.

Voting by Proxy

The proxy process is the means by which shareholders can exercise their rights to vote for the election of directors and other strategic corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled shareholder meeting, describe the directors presented for re-election, include information regarding the selection of BDO Seidman, LLP as our independent registered public accounting firm for 2009 and include other information required to be disclosed to shareholders. Shareholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the shareholder meeting in person.

By executing a proxy, you authorize Patricia A. Wier, to act as your proxy to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary shareholder approval of proposals, a "quorum" of shareholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting in person or by proxy. Since few shareholders can spend the time or money to attend shareholder meetings in person, voting by proxy is necessary to obtain a quorum and complete the shareholder vote. It is important that you attend the meeting in person or grant a proxy to vote your shares to assure a quorum is present so corporate business may be transacted. If a quorum is not present, we must postpone the meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of our company or our shareholders.

Properly executed votes by proxy received prior to or at the 2009 Annual Shareholders' Meeting on June 10, 2009 or at any adjournment(s) or postponement(s) thereof will be counted by Broadridge Financial Solutions, Inc., our Inspector of Elections. If a shareholder specifies how such shareholder's proxy-vote is to be cast on any business to come before the meeting, such proxy-vote will be voted in accordance with such specifications. If no specification is made on a properly executed proxy-card, the shareholder's vote by proxy will be voted "FOR" each of our 2 proposals as consistent with the recommendations made by our Board of Directors.

Revoking or Changing a Proxy

A shareholder may revoke a vote by proxy at any time prior to the 2009 Annual Shareholders' Meeting. If you are a registered holder deemed to have direct ownership over your Mannatech common stock, your proxy can be revoked by (i) timely delivery of a written revocation delivered to B. Keith Clark, General Counsel and Corporate Secretary, Mannatech Incorporated, 600 South Royal Lane, Suite 200, Coppell Texas 75019; (ii) submission of another valid proxy bearing a later date; or (iii) attendance at the 2009 Annual Shareholders' Meeting in person and notice to the Inspector of Elections that you intend to vote your shares in person. If your Mannatech shares are held in street name by a broker or bank ("broker"), you must contact your broker in order to revoke your proxy, but generally, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the 2009 Annual Shareholders' Meeting and voting in person.

Effects of Not Voting

The effect of not voting depends on how you own your shares. If you own shares directly, as a registered holder, rather than through a broker, your unvoted shares will not be represented at our meeting and will not count toward the quorum requirement. Assuming a quorum is obtained, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described below, if you own your shares through a broker and you do not vote, your broker may or may not vote your shares, depending upon the proposal.

If you own your shares through a broker and you do not vote, your broker may vote your shares at its discretion on "routine matters." However, with respect to other proposals, a broker may not vote a non-voting shareholder's shares. With respect to proposals on which a broker may not vote a non-voting shareholder's shares, the aggregate number of non-voted shares is reported as "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote) and counted only for purposes of determining a quorum. However, both proposals 1 and 2 set forth in this proxy statement are routine matters on which brokers will be permitted to vote non-voted shares.

Direct Ownership

For the purpose of determining how to vote your shares at the 2009 Annual Shareholders' Meeting, registered holders are deemed to have "direct ownership" over their Mannatech shares if they hold their original stock certificates directly in their name. This is typically evidenced by the receipt of our mailings directly from us or from our transfer agent, Computershare.

Beneficial Ownership

For the purposes of determining how to vote your shares at the 2009 Annual Shareholders' Meeting, you are deemed to have "beneficial ownership" over your Mannatech shares if you (i) previously deposited your stock certificates with a broker; (ii) purchased your shares directly through a broker; or (iii) sent your stock certificates to a broker to be deposited into your brokerage account. Beneficial ownership is typically evidenced by a shareholder's receipt of our mailings from either a broker or through a solicitor, which is usually Broadridge Financial Solutions, Inc.

As a beneficial owner, a shareholder still holds Mannatech shares, but neither we nor our transfer agent has access to any list of individual shareholders' names from the various brokers. The only information our transfer agent has concerning shareholders who own stock through a broker is the broker's name, the aggregate total number of shares held by each broker on behalf of their clients, and the aggregate number of votes cast for any of our proposals.

WE CAUTION OUR SHAREHOLDERS THAT each brokerage firm has a unique set of voting instructions. As a result, a shareholder should *always* read all the information provided in each of the proxy information packets received and follow the specific voting instructions enclosed in each packet with respect to applicable telephone numbers, Internet addresses, mailing addresses, and attending or voting at the 2009 Annual Shareholders' Meeting.

If a shareholder receives more than one proxy information packet, such shareholder's shares are registered in more than one account. Again, remember that each proxy information packet may have different voting instructions, account or control numbers, mailing addresses, Internet addresses, and telephone numbers. As a result, each shareholder should be cautioned to use only the set of voting instructions, account and control numbers, addresses, and telephone numbers provided in such shareholder's proxy information packet to ensure such shareholder's vote for all of its owned shares is properly included in the tabulation of votes for our meeting.

Beneficial shareholders are also instructed to read their proxy-voting card instructions given to them by their brokers or their brokers' solicitors prior to the meeting in order to obtain instructions on how to vote at the meeting. If a beneficial shareholder does not follow the brokers' specific instructions, our Inspector of Elections is not allowed to count such beneficial shareholder's vote by ballot at the 2009 Annual Shareholders' Meeting.

Tabulating the Votes

A representative from Broadridge Financial Solutions, Inc., which will act as our Inspector of Elections, is responsible for tabulating the votes for the 2009 Annual Shareholders' Meeting. The presence, in person or by proxy, of the holders of at least a majority of the shares of our common stock outstanding as of April 20, 2009, our record date, is necessary to establish a quorum for the 2009 Annual Shareholders' Meeting. Abstentions and broker "non-votes," if any, will be counted as shares present and entitled to vote for purposes of determining a quorum for the 2009 Annual Shareholders' Meeting. A broker "non-vote" occurs when brokers do not receive a properly executed proxy and, therefore, have not been given discretionary power to vote shares on behalf of the beneficial holders thereof. If a proxy-voting card is received by the broker or its solicitor and is signed by the shareholder but submitted without specific voting instructions, the shareholder's vote will automatically be counted as a vote "FOR" Proposals 1 and 2.

For *Proposal 1* — Assuming a quorum is obtained, our Class I directors will be elected by a plurality of the votes cast by shareholders present, in person or by proxy, at the 2009 Annual Shareholders' Meeting and entitled to vote. This means that the 3 nominees receiving the highest number of affirmative votes at the meeting will be elected as our 3 Class I directors. Votes marked "FOR ALL" will be counted in favor of all nominees, except to the extent a shareholder specifies differently. Votes marked "WITHHOLD ALL" will be counted against all nominees. To specify differently, a shareholder must check the "FOR ALL EXCEPT" box and then write the names of the nominees for whom the shareholder wishes to vote against. Votes marked "WITHHOLD ALL" have no effect on the vote since a plurality of the votes cast is required for the election of each nominee. Shareholders may not abstain from voting with respect to the election of directors.

A shareholder cannot write-in the names of additional nominees when voting by proxy. However, at the meeting, shareholders of record will be allowed to write-in additional names of nominee(s) on the ballot. To write-in a nominee on the ballot, the shareholder will need to check the "FOR ALL EXCEPT" box and identify each of the nominees for which the shareholder does not wish to vote in the space provided. The shareholder will then be allowed to write-in only as many nominees as the shareholder has withheld votes from. For example, if there are a total of 3 nominees listed on the ballot and the shareholder wishes to withhold its vote for 2 of the 3 nominees, the shareholder should list the names of the 2 nominees for whom the vote is withheld and write-in up to 2 additional names for nominees to our Board of Directors.

For *Proposal 2* — If a quorum is obtained, and a majority of the votes cast by the shareholders present in person or represented by proxy at the 2009 Annual Shareholders' Meeting are in favor of Proposal 2, the ratification of the appointment of our independent registered public accounting firm for the year ended December 31, 2009, will be approved. Votes marked "FOR" Proposal 2 will be counted in favor of the ratification of the appointment of our independent registered public accounting firm for the year ended December 31, 2009. An abstention from voting on Proposal 2 will be treated as a vote against the ratification of the appointment of our independent registered public accounting firm for the year ended December 31, 2009.

(OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.)

Solicitation of Proxy-Votes

We may solicit proxy-votes through the mail, in person, and by telecommunications. We will bear all expenses in preparing, printing, and mailing the proxy materials to our shareholders.

Admission and Voting at Our 2009 Annual Shareholders' Meeting

Voting at the 2009 Annual Shareholders' Meeting is limited to shareholders of record having evidence of ownership as of the record date, April 20, 2009. If your shares are NOT held in your name, we may require you to show evidence of your ownership at our meeting. Evidence typically includes your proxy-voting card or your brokerage statement showing proof of stock ownership as of the close of business on April 20, 2009, such as your May 2009 brokerage statement or a printout of shares held at the close of April 20, 2009. At our 2009 Annual Shareholders' Meeting, shareholders of record will be given a ballot upon verification of stock ownership.

We will tape the meeting in its entirety and therefore we will not allow any other cameras or recording equipment in the meeting room. As a courtesy and as time permits, we will provide a brief question and answer period for our shareholders of record.

Shareholders of record will be given ballots upon verification of stock ownership. REMEMBER that beneficial shareholders must obtain a power of attorney form or legal proxy from their brokers prior to the meeting in order for their votes by ballot to be counted since their brokers may have already reported their shares as "broker non-votes". **Prior to our June 10, 2009 meeting, beneficial shareholders are strongly urged to read their proxy-voting card instructions on how to vote at our 2009 Annual Shareholders' Meeting. They should also contact their brokers by the Monday prior to our 2009 Annual Shareholders' Meeting to ensure they obtain the proper paperwork in order to vote at our meeting. If the beneficial shareholder does not follow its broker's instructions, our Inspector of Elections will not count such shareholder's vote by ballot at the 2009 Annual Shareholders' Meeting.** The instructions are usually located on the back of each proxy-voting card.

Shareholder Procedures for Nominating Board Members or Introducing Proposals

a) *For the 2009 Annual Shareholders' Meeting*

For the 2009 Annual Shareholders' Meeting, the deadline for recommending a nominee for nomination to our Board of Directors and for introducing proposals to be included in this proxy information package expired on December 31, 2008. A shareholder of record is prohibited from writing in nominees for our Board of Directors on their proxy-voting card. However, a shareholder of record may write-in nominees for our Board of Directors on its ballot at the 2009 Annual Shareholders' Meeting by following the instructions outlined above on page 4, under the heading "*Tabulating the Votes.*" We reserve the right to reject, rule out-of-order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Subject and pursuant to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, as amended, we have not been given notice of any shareholder proposals intended to be presented at the 2009 Annual Shareholders' Meeting without inclusion in our proxy statement. Because we did not receive notice of any shareholder proposals intended to be presented at the 2009 Annual Shareholders' Meeting by April 5, 2009, your properly executed proxy card will confer discretionary authority on the holder of your proxy to vote your shares, in the manner the holder so chooses, on any such shareholder proposals properly presented at the 2009 Annual Shareholders' Meeting. Our Board of Directors reserves the right to reject, rule out-of-order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. We also did not receive any nominees for directors from shareholders for the 2009 Annual Shareholders' Meeting.

b) *For our 2010 Annual Shareholders' Meeting*

Under our Fourth Amended and Restated Bylaws, dated August 8, 2001, as amended (our "Bylaws"), the Nominating and Governance Committee of our Board of Directors recommends all candidates for nomination to our Board of Directors. If a shareholder would like our Nominating and Governance Committee to consider specific candidates for nomination to our Board of Directors, a shareholder should deliver written notice to our Chief Financial Officer at our United States corporate headquarters, located at 600 S. Royal Lane, Suite 200, Coppell, Texas 75019, or fax (972) 471-7342. Written notice of such proposed candidates for director should be delivered no later than December 31, 2009 to allow our Board of Directors time to consider such persons for nomination at our 2010 Annual Shareholders' Meeting. The written notice should include the candidates' full name, age, biographical background, and qualifications.

Our Chief Financial Officer is required to forward all written notices received to our Nominating and Governance Committee. Our Nominating and Governance Committee consists of four independent directors who review each proposed candidate and submits a recommended list of proposed candidates to our Board of Directors. Our Board of Directors then approves a list of proposed candidates, which are the only nominees that are listed on our ballot, the proxy-voting card, and our proxy statement on Schedule 14A. We expect to file our 2010 proxy statement with the United States Securities and Exchange Commission on or before April 30, 2010.

Proposals by shareholders that comply with all applicable provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and are intended to be presented at our 2010 Annual Shareholders' Meeting must be delivered in writing to our Chief Financial Officer at our United States corporate offices, on or before January 1, 2010, in order to be eligible for inclusion in our 2010 proxy statement and proxy-voting card.

Subject to and pursuant to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, as amended, if a shareholder proposal is intended to be presented at our 2010 Annual Shareholders' Meeting without inclusion in our 2010 proxy statement, and notice of such proposal is not submitted in writing to our Chief Financial Officer by March 17, 2010, then with regard to any such shareholder proposals, a properly executed proxy card for our 2010 Annual Shareholders' Meeting will confer discretionary authority on the holder of a shareholder's proxy to vote such shareholder's shares in the manner the proxy holder so chooses. However, our Board of Directors reserves the right to reject, rule out-of-order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

A copy of our Bylaws is published on our corporate website or may be obtained upon written request to our General Counsel, Mr. B. Keith Clark, at our United States headquarters located at 600 S. Royal Lane, Suite 200, Coppell, Texas 75019. In addition, our Bylaws were furnished as Exhibits 3.2 and 3.1 to our Form 10-K and Form 8-K, respectively, filed with the United States Securities and Exchange Commission on March 16, 2007 and December 6, 2007, respectively.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Bylaws provide for a classified Board of Directors, divided into 3 staggered classes – I, II, and III. The terms of office for each of these classes are scheduled to expire on the date of our annual shareholders' meeting in 2009, 2010, and 2011, respectively. At the 2009 Annual Shareholders' Meeting, all of our Class I directors are up for election.

Nominees. Our Board of Directors has nominated Messrs. Gerald E. Gilbert, Larry A. Jobe and Marlin Ray Robbins as nominees for election as our Class I directors. Once elected, each of our Class I directors' terms will expire on the earlier of the date of our 2012 Annual Shareholders' Meeting or the date of such director's disqualification, resignation, death, or removal. The nominees' biographical information is as follows:

- *Gerald E. Gilbert* has served as a Class I director since June 2003. A former Assistant U.S. Attorney, from 1968 until his retirement in December 2002, Mr. Gilbert practiced law with the international law firm of Hogan and Hartson L.L.P. His legal and business expertise includes international trade, national trade associations, and various areas of consumer products. From 1968 to 1999, Mr. Gilbert served as General Counsel to the Direct Selling Association, a national trade association of leading firms that manufacture and distribute goods and services directly to consumers. Mr. Gilbert was the recipient of the "Hall of Fame Award," which is the Direct Selling Association's highest honor. He also served as General Counsel to the World Federation of Direct Selling Associations and the Tropical Forest Foundation. Mr. Gilbert served in the U.S. Naval Reserve from 1956 to 1992 and was promoted to Rear Admiral (Two Stars), the top ranking officer in the Naval Reserve JAG Corps. During his distinguished military service, Mr. Gilbert received numerous awards, including the "Legion of Merit". He is also a Past National President of the Federal Bar Association. He received a B.A. degree in English from Denison University, in Granville, Ohio and a Juris Doctor from the University of Virginia School of Law, in Charlottesville, Virginia. Mr. Gilbert is a member of the State Bars of Virginia and the District of Columbia and is admitted to practice before the United States Supreme Court.

- *Larry A. Jobe* has served as a Class I director since January 4, 2006. In February 2007, Mr. Jobe began serving as Chairman of our Audit Committee. Mr. Jobe serves as Chairman of Legal Network, Ltd., a firm he founded in 1993 that provides staffing and litigation support to law firms and corporate legal departments. He also currently serves as President and founder of P 1 Resources, LLC, which has provided engineering and light industrial staffing services to the construction industry since 1994. From 1991 to 1994, Mr. Jobe was Chairman and founder of Mitchell Jobe & Company, a provider of professional staffing services for government and industry. From 1973 to 1991, he served in various capacities, including member of the Executive Committee and Chairman of the Strategic Planning Committee, with the accounting firm Grant Thornton LLP. In 1969, he was appointed by President Richard Nixon to serve as the Assistant Secretary of Commerce for Administration at the United States Commerce Department. Mr. Jobe currently serves as the Chairman of Independent Bank of Texas and Chairman of the Audit Committee for U.S. Home Systems, Inc. In addition, Mr. Jobe serves as Chairman of the Audit Committee and a member of the Board of Directors of SWS Group, Inc., a Dallas-based New York Stock Exchange member. He is a Certified Public Accountant who received a B.B.A. degree in Accounting from the University of North Texas, in Denton, Texas. Mr. Jobe serves on the Board of the Dallas Seminary Foundation.

- *Marlin Ray Robbins* co-founded Mannatech and is a high-level independent associate. As of April 9, 2009, Mr. Robbins owned 7.7% of our common stock. Mr. Robbins has served as a Class I director since June 2001. From 1992 to 1995, Mr. Robbins served on the Board of Republic Bank/NCNB. Mr. Robbins also served as a member of the Grand Prairie Independent School District Board from 1991 to 1994 and served as their President from 1993 to 1994. Mr. Robbins has over 25 years experience with various network marketing and direct selling companies. He holds multiple positions in our global associates' incentive network marketing system and is considered an expert regarding issues and critical needs related to building the success of our independent associates. Mr. Robbins has published a book related to his experience as an independent associate entitled *You Can Too*. He also helped to develop our global associate career and compensation plan. Mr. Robbins received a B.S. degree in Biology and Chemistry from Southwest Texas State University, in San Marcos, Texas. Mr. Robbins served in the active United States Army from 1969-1975 and as a helicopter pilot during the Vietnam War from 1971 to 1972. Mr. Robbins continued serving in the Army National Guard until 1983. During his service he was awarded thirteen air medals and the Bronze Star and reached the rank of Major.

(OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THESE NOMINEES. A "FOR ALL" VOTE ON A PROXY OR BALLOT WILL BE SO VOTED UNLESS A CONTRARY VOTE IS INDICATED BY THE SHAREHOLDER. DIRECTORS WILL BE ELECTED BY A PLURALITY OF THE VOTES CAST BY THE HOLDERS OF OUR COMMON STOCK REPRESENTED IN PERSON OR BY PROXY AT THE 2009 ANNUAL SHAREHOLDERS' MEETING.)

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder ratification of the selection of our independent registered public accounting firm is not required by our Articles of Incorporation or Bylaws or other applicable legal requirements. However, our Board of Directors, as a matter of good corporate governance, has always sought shareholder ratification of the appointment of our independent registered public accounting firm. For the fiscal year ending December 31, 2009, our Board of Directors is seeking shareholder ratification of the appointment of BDO Seidman, LLP as our independent registered public accounting firm.

Our Audit Committee appoints our independent registered public accounting firm on an annual basis. The decision is based on a number of factors including the scope of the audit, the independence of the auditors, the estimated audit fees, and any non-auditing services that are performed by the independent registered public accounting firm.

Representatives from BDO Seidman, LLP will attend the 2009 Annual Shareholders' Meeting and will have the opportunity to make statements, if they so desire. They will also be available to respond to any appropriate questions from our shareholders.

Pre-Approval Policies and Procedures

All services provided by our independent registered public accounting firm must be preapproved by our Audit Committee. The non-audit services, specified in Section 10-A(g) of the Securities Exchange Act of 1934, as amended, may not be provided by our independent registered public accounting firm.

Each year, the approval of the estimated annual audit, audit-related services, and routine tax services takes place at an Audit Committee meeting. In addition, during the course of the year, requests for unforeseen or additional allowable services to be provided by our independent registered public accounting firm must be preapproved by our Audit Committee, except for those qualifying for the "*de minimis exception*." The *de minimis exception* provides that the pre-approval requirements for certain non-audit services may be waived if:

- the aggregate amount of such non-audit services provided constitutes not more than 5% of the total fees paid to our independent registered public accounting firm in the calendar year that such non-audit services are provided;

- such services were recognized as non-audit services at the time they were provided; and

- such services are promptly brought to the attention of our Audit Committee.

Our Audit Committee may delegate to its Chairman the authority to grant pre-approvals. In such event, the decisions of the Chairman of the Audit Committee regarding pre-approvals will then be presented to our full Audit Committee at the next scheduled meeting.

Our independent registered public accounting firm provides a revised estimate for the year, by project, for all planned and approved services to our Chief Financial Officer prior to each regularly scheduled Audit Committee meeting. The revised estimate is then reviewed at our Audit Committee meeting.

Fees Paid to Our Independent Registered Public Accounting Firms

Grant Thornton LLP served as our independent registered public accounting firm during part of our fiscal year ended December 31, 2007, and performed a quarterly review with respect to our first quarter ended March 31, 2007 and second quarter ended June 30, 2007. On October 18, 2007, our Audit Committee approved the dismissal of Grant Thornton LLP and approved the appointment of BDO Seidman, LLP as our independent registered public accounting firm.

From January 1, 2007 through October 18, 2007, we had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make reference thereto in its report on our consolidated financial statements.

From January 1, 2007 through October 18, 2007, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

The following fees were billed to us by our former independent registered public accounting firm, Grant Thornton LLP, for the fiscal year ended December 31:

Type of Service	2008	2007
	(in thousands)	
Audit Fees, including the audit of our consolidated financial statements and annual report on Form 10-K, assessment of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, review of our quarterly financial statements and quarterly reports filed on Form 10-Q, and international statutory audits	$ —	$ 77
Audit-Related Fees, including professional services rendered in connection with Sarbanes-Oxley Act of 2002 Section 404 readiness assistance	24	52
Tax Fees, including fees for tax services, tax advice, transfer pricing, state, and international tax consultation	—	—
All Other Fees, related to all other services including expatriation issues and miscellaneous consulting and advisory services	—	7
Total Fees	$ 24	$ 136

The "*de minimis exception*" was not used for any fees paid to Grant Thornton LLP in 2007. All fees were pre-approved by our Audit Committee. We were advised by Grant Thornton LLP that neither the firm, nor any member of its firm, had any direct or indirect financial interest in any capacity in our Company. The members of our Audit Committee believe the payment of all fees set forth above did not prohibit Grant Thornton LLP from maintaining its independence.

For the year ended December 31, 2008 and 2007, we were billed the following fees by our current independent registered public accounting firm, BDO Seidman, LLP as follows:

Type of Service	2008	2007
	(in thousands)	
Audit Fees, including the audit of our consolidated financial statements and annual report on Form 10-K, assessment of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, review of our quarterly financial statements and quarterly reports filed on Form 10-Q, and international statutory audits	$ 1,144	$ 1,474
Audit-Related Fees, including fees related to the annual audit of employee 401(k) benefit plan	$ 23	—
Tax Fees, including fees for tax services, tax advice, transfer pricing, state, and international tax consultation	$ 115	160
All Other Fees, related to all other services including expatriation issues and miscellaneous consulting and advisory services	—	—
Total Fees	$ 1,282	$ 1,634

The "*de minimis exception*" described above was not used for any fees paid to BDO Seidman, LLP in 2008 and 2007. All fees were pre-approved by our Audit Committee. As of April 20, 2009, we were advised by BDO Seidman, LLP that neither the firm, nor any member of its firm, had any direct or indirect financial interest in any capacity in our Company. The members of our Audit Committee believe the payment of all fees set forth above did not prohibit BDO Seidman, LLP from maintaining its independence.

(OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED ACCOUNTING FIRM.)

CORPORATE GOVERNANCE

Overview

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently and maintaining our integrity in the marketplace. We have adopted a code of business conduct and ethics for our directors, officers, and employees, which, in conjunction with our Articles of Incorporation, Bylaws, and Board of Directors committee charters, form the framework for our corporate governance. All of these documents are available on our corporate website at *www.mannatech.com*.

Summary of All Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors, including their ages as of April 9, 2009:

Name	Age	Position
Wayne L. Badovinus	65	President, Chief Executive Officer, and Director
Stephen D. Fenstermacher	56	Executive Vice President and Global Chief Financial Officer
B. Keith Clark	46	Senior Vice President, Global Chief Legal Officer, and Corporate Secretary
Robert A. Sinnott, M.N.S., Ph.D.	44	Senior Vice President and Global Chief Science Officer
Terri F. Maxwell	43	Senior Vice President and Chief Marketing Officer
Alfredo Bala	48	Senior Vice President, Global Sales
Randy S. Bancino	48	Senior Vice President, Global Business Operations
J. Stanley Fredrick	70	Chairman of the Board
Robert C. Blattberg, Ph. D	66	Independent Board Member
Gerald E. Gilbert	75	Independent Board Member
Larry A. Jobe	69	Independent Board Member
Alan D. Kennedy	78	Independent Board Member
Marlin Ray Robbins	63	Non-employee Board Member
Patricia A. Wier	71	Independent Board Member
Robert A. Toth	56	Independent Board Member

The following biographical information about our directors and executive officers listed above is in alphabetical order:

Wayne L. Badovinus joined Mannatech in June 2008 and serves as President, Chief Executive Officer, and a class III director. Mr. Badovinus' current term as director expires in 2011. Mr. Badovinus has 43 years of experience in consumer brands and has held senior management positions with a number of retail/department stores and catalog companies such as Eddie Bauer, Acme Boot Company, Design Within Reach, Williams-Sonoma and Nordstrom. He has served as chairman of the boards of Country Home Products, NapaStyle, and Chefs Catalog. Additionally, he has served on the public company boards of The Vermont Country Store, Gardner's Supply, Autumn Harp, N.E.O.S. and Design Within Reach. Mr. Badovinus received a B.A. in Business Administration from the University of Washington, Seattle.

Alfredo Bala joined Mannatech in September 2007 to serve as our Senior Vice President of Global Sales. Prior to joining Mannatech, Mr. Bala served from 1992 to 2006 as Chief Operating Officer for Britt Worldwide, LLC, one of the largest independent network marketing organizations for Amway, a global direct selling company. While with Britt Worldwide, Mr. Bala was heavily involved in the launch and re-launch of over 40 international markets. From 1983 to 1992, Mr. Bala served as a manufacturing plant manager for Bose Corporation. He received an Associates Degree in Electrical Engineering from the County College of Rhode Island. Mr. Bala is conversant and/or fluent in more than 13 languages.

Randy S. Bancino joined Mannatech in March 2009 to serve as our Senior Vice President of Global Business Operations. After 15 years with one of the largest global companies in the direct selling industry, Mr. Bancino founded a training and consulting firm, Profitable Growth Partners, LLC, in 2006 that served clients ranging in size from small internet start-ups to Fortune 100 companies. Mr. Bancino also served as a college professor, general manager, chief information officer, and vice president of sales and marketing, working with various companies around the globe to drive strategic business growth. Mr. Bancino graduated from Grand Valley State University with a degree in Computer Science, and has a Master's degree in Business Administration from Western Michigan University.

Robert C. Blattberg, Ph.D. was appointed by the Board of Directors as a Class III director in September 2007. His current term as director expires in 2011. Currently, Professor Blattberg serves as the Timothy W. McGuire Distinguished Service Professor of Marketing at the Tepper School of Business, Carnegie-Mellon University, in Pittsburgh, Pennsylvania. From 1991 to 2007, Professor Blattberg served as the Polk Brothers Distinguished Professor of Retailing and Executive Director of the Center for Retail Management at the J.L. Kellogg Graduate School of Management, Northwestern University, in Evanston, Illinois. From 1969 to 1991 Professor Blattberg served as the Charles H. Kellstadt Professor of Marketing Director for the Center of Marketing Information Technology Graduate School of Business for the University of Chicago. Professor Blattberg has authored or co-authored several books, and has written articles for the Journal of Marketing Research, Management Science, Marketing Science, Econometrica, Journal of Marketing, Journal of Direct Marketing, and other leading academic journals. Professor Blattberg has also consulted for leading retailers, such as Sears, American Express, Kroger, Rite Aid, and Best Buy. Professor Blattberg received a B.A. in Mathematics from the Northwestern University, in Evanston, Illinois. Professor Blattberg earned his Ph.D. in Industrial Administration from the Carnegie-Mellon University, in Pittsburg, Pennsylvania.

B. Keith Clark joined Mannatech in August 2006 to serve as our Senior Vice President, Global Chief Legal Officer, and Corporate Secretary. Prior to joining Mannatech, Mr. Clark served as Senior Vice President and General Counsel from 2004 until August 2006 for Metromedia Restaurant Group, a subsidiary of Metromedia Company, which is one of the largest privately-held companies in the United States with holdings in the hospitality, energy, and telecommunications industries. From 1997 to 2004, Mr. Clark was employed by Pizza Inn, Inc., a publicly-traded international restaurant franchising company, and from 2002 to 2004, served as Pizza Inn, Inc.'s Senior Vice President - Corporate Development, General Counsel and Secretary. Mr. Clark received a B.S. degree with honors in Political Science from Texas Christian University in Fort Worth, Texas and received M.B.A. and J.D. degrees from the University of Texas at Austin, in Austin, Texas. In addition, Mr. Clark is a member of the State Bar of Texas and has also served on the board of directors of several non-profit organizations.

Stephen D. Fenstermacher joined Mannatech in November 1998 to serve as our Vice President of Accounting and Controller. In October 1999, Mr. Fenstermacher was named Senior Vice President and Chief Financial Officer. In 2008, he began serving as our Executive Vice President and Global Chief Financial Officer. Prior to joining Mannatech, Mr. Fenstermacher was a consultant for Kibel, Green, Issa, Inc., a crisis management firm specializing in turnaround strategy and consulting. From April 1995 to October 1997, he served as Executive Vice President and Chief Financial Officer for The Johnny Rockets Group, Inc., a corporate and franchise restaurant chain. From 1991 to 1995, Mr. Fenstermacher served as Chief Executive Officer and Chief Financial Officer for On the Border Cafes, Inc. He was instrumental in the merger of On the Border Cafes, Inc. with Brinker International, Inc. Mr. Fenstermacher received a B.A. in Government with a minor in Life Sciences from the University of Notre Dame, in Notre Dame, Indiana, and received an M.B.A. in Finance and Accounting from the University of Pittsburgh, in Pittsburgh, Pennsylvania.

J. Stanley Fredrick has served as a Class II director since September 2001. His current term as director expires in 2010. From November 2003 through January 2009, Mr. Fredrick served as the Lead Director for our Board of Directors. In January 2009, Mr. Fredrick was elected to serve as the Chairman of the Board. Mr. Fredrick currently is the owner of Fredrick Consulting Services, which provides consulting services to the direct selling industry. In 2003, Mr. Fredrick was a founding board member of Professional Bank in Dallas, Texas, which is a boutique bank that provides certain financial resources to its customers. Mr. Fredrick also serves on the Professional Bank Audit Committee and Compensation Committee. He co-founded Cameo Couture, Inc., which operated as Colesce Couture, a distributor of intimate apparel, and Colony House, Inc., a private label cookware company, both of which operated through direct selling channels. Mr. Fredrick also co-founded Irving National Bank Shares, a commercial bank holding company and served as a consultant to the bank from 1994 until it was sold in 2000. Mr. Fredrick has been actively involved for over 30 years in the Direct Selling Association, a national trade association of leading firms that manufacture and distribute goods and services directly to consumers. He has served on the Direct Selling Association's Board and various committees of its Board. From 1987 to 1988, Mr. Fredrick served as Chairman of the Direct Selling Association and from 1988 to 1990, he served as Chairman of the Direct Selling Education Foundation. He has been inducted into the Direct Selling Association's highest honor, the "Hall of Fame," as well as in the Direct Selling Education Foundation "Circle of Honor." Mr. Fredrick received a B.A. in English from Central State University, in Edmond, Oklahoma.

Gerald E. Gilbert has served as a Class I director since June 2003. His current term as director expires in 2009. A former Assistant U.S. Attorney, from 1968 until his retirement in December 2002, Mr. Gilbert practiced law with the international law firm of Hogan and Hartson L.L.P. His legal and business expertise includes international trade, national trade associations, and various areas of consumer products. From 1968 to 1999, Mr. Gilbert served as General Counsel to the Direct Selling Association. Mr. Gilbert was the recipient of the "Hall of Fame Award," which is the Direct Selling Association's highest honor. He also served as General Counsel to the World Federation of Direct Selling Associations and the Tropical Forest Foundation. Mr. Gilbert served in the U.S. Naval Reserve from 1956 to 1992 and was promoted to Rear Admiral (Two Stars), the top ranking officer in the Naval Reserve JAG Corps. During his distinguished military service, Mr. Gilbert received numerous awards, including the "Legion of Merit". He is also a Past National President of the Federal Bar Association. He received a B.A. degree in English from Denison University, in Granville, Ohio and a Juris Doctor from the University of Virginia School of Law, in Charlottesville, Virginia. Mr. Gilbert is a member of the State Bars of Virginia and the District of Columbia and is admitted to practice before the United States Supreme Court.

Larry A. Jobe has served as a Class I director since January 4, 2006. His current term as director expires in 2009. In February 2007, Mr. Jobe began serving as Chairman of our Audit Committee. Mr. Jobe serves as Chairman of Legal Network, Ltd., a firm he founded in 1993 that provides staffing and litigation support to law firms and corporate legal departments. He also currently serves as President and founder of P 1 Resources, LLC, which has provided engineering and light industrial staffing services to the construction industry since 1994. From 1991 to 1994, Mr. Jobe was Chairman and founder of Mitchell Jobe & Company, a provider of professional staffing services for government and industry. From 1973 to 1991, he served in various capacities, including member of the Executive Committee and Chairman of the Strategic Planning Committee, with the accounting firm Grant Thornton LLP. In 1969, he was appointed by President Richard Nixon to serve as the Assistant Secretary of Commerce for Administration at the United States Commerce Department. Mr. Jobe currently serves as the Chairman of Independent Bank of Texas and Chairman of the Audit Committee for U.S. Home Systems, Inc. In addition, Mr. Jobe serves as Chairman of the Audit Committee and a member of the Board of Directors of SWS Group, Inc., a Dallas-based New York Stock Exchange member. He is a Certified Public Accountant who received a B.B.A. degree in Accounting from the University of North Texas, in Denton, Texas. Mr. Jobe serves on the Board of the Dallas Seminary Foundation.

Alan D. Kennedy has served as a Class III director since June 2002 and he is the Chairman of the Compensation and Stock Option Plan Committee. His current term as director expires in 2011. Mr. Kennedy has over 30 years experience with various direct selling companies. From 1998 until his retirement in December 2001, he served as President Worldwide for Tupperware Corporation, a publicly-traded company that distributes and sells various products in over 100 countries, primarily through direct selling channels. Since retiring, Mr. Kennedy continues to serve as a consultant to Tupperware Corporation. From 1989 to 1996, he served as President and Chief Executive Officer of Nature's Sunshine Products, Inc., a publicly-traded, network marketing company that manufactures and markets nutritional and personal care products worldwide. From 1986 to 1989, Mr. Kennedy provided various consulting services to several direct selling companies. From 1982 to 1986, he served as Vice President of Sales Development for Avon Products, Inc., a publicly-traded, multinational manufacturer and distributor of cosmetics, toiletries, jewelry, chemicals and clothing. He received a B.A. degree, with honors, in Economics from Colgate University, in Hamilton, New York. His professional affiliations include serving as Chairman of the Direct Selling Association from 1995 to 1996 and serving as Chairman of the Direct Selling Educational Foundation from 1996 to 1997. In 2004, Mr. Kennedy was inducted into the Direct Selling Association's highest honor, the "Hall of Fame." He serves on the Board of the Direct Selling Educational Foundation and also serves on the Board of Regents for Mercersburg Academy, a private secondary school in Mercersburg, Pennsylvania.

Terri F. Maxwell joined Mannatech in September 2008 as Senior Vice President and Chief Marketing Officer. Ms. Maxwell has over twenty years of experience in sales, marketing and senior management. Ms. Maxwell founded a marketing consulting firm LATIMARK™, in 2001 after leading Prodigy's $35 million Internet marketing subsidiary to record-setting growth in the late 1990s. In addition to extensive experience in channel strategy and marketing, she also held top sales and marketing positions with consumer goods leader Jostens and CRM upstart Relizon/Epsilon. As a marketing consultant, Ms. Maxwell delivered insightful, results-driven solutions to numerous Fortune 100 and Global 1000 companies, including Target, Nokia, Texas Instruments, Fujitsu, Alcatel and Burlington Northern Railway. Ms. Maxwell graduated with distinction from Indiana University with an education degree, and received an M.B.A., with highest honors, from University of Texas at Dallas.

Marlin Ray Robbins co-founded Mannatech and is a high-level independent associate. Mr. Robbins has served as a Class I director since June 2001and his current term as director expires in 2009. From 1992 to 1995, Mr. Robbins served on the Board of Republic Bank/NCNB. Mr. Robbins also served as a member of the Grand Prairie Independent School District Board from 1991 to 1994 and served as their President from 1993 to 1994. Mr. Robbins has over 25 years of experience with various network marketing and direct selling companies. He holds multiple positions in our global associates' incentive network marketing system and is considered an expert regarding issues and critical needs related to building the success of our independent associates. Mr. Robbins has published a book related to his experience as an independent associate entitled *You Can Too*. He also helped to develop our global associate career and compensation plan. Mr. Robbins received a B.S. degree in Biology and Chemistry from Southwest Texas State University, in San Marcos, Texas. Mr. Robbins served in the active United States Army from 1969-1975 and as a helicopter pilot during the Vietnam War from 1971 to 1972. Mr. Robbins continued serving in the Army National Guard until 1983. During his service he was awarded thirteen air medals and the Bronze Star and reached the rank of Major.

Robert A. Sinnott, M.N.S., Ph.D. has served as our Chief Science Officer and Vice President since August 2005. In November 2006, Dr. Sinnott was promoted to Senior Vice President. In August 2008 he began serving as our Senior Vice President and Global Chief Science Officer. He brings over thirteen years of experience in life sciences, chemistry, and biotechnology to Mannatech and was a founder of Larrea BioSciences Corporation *(OTC BB symbol LRRA DB)*. From 1997 to 2003, Dr. Sinnott was a founding team member and Chairman of Biotechnology and Agribusiness for the Arizona Agribusiness and Equine Sciences Center at South Mountain Community College. From 1993 to 1996, Dr. Sinnott founded and served as Research Director of Gaiaventures, Ltd., a scientific consulting firm. Dr. Sinnott earned his B.S. degree in Botany, an M.N.S. in Natural Science, and a Ph.D. degree in Plant Sciences from Arizona State University, in Tempe, Arizona. During graduate school, Dr. Sinnott's primary focus was plant medicinal chemistry and plant biotechnology, and his 1995 dissertation research focused on agricultural biotechnology of economic plants including the aloe vera plant.

Robert A. Toth was appointed by the Board of Directors as a Class III director in March 2008. His current term as director expires in 2011. Mr. Toth is Co-founder and Chairman of Tatra Spring LLC - a supply chain services company based in Poland. He is a director of the Knowtions Company - a performance support systems software firm based in Ringoes, New Jersey. Since 2006, he has worked in venture capital as a private investor focused on new business start ups in the technology sector. Mr. Toth has over 27 years of direct selling experience, most recently as President of Avon International from 2004 to 2005. In that capacity, his operations included over 120 countries with annual revenues in excess of $5.5 billion. Mr. Toth began his Avon career in customer service in 1978, then moved to U.S. sales and operations and was promoted to U.S. Director of Sales in 1989. He transitioned to Avon International in 1991 as Director of New Business Development, where he played a lead role in Avon's market entry plan for Russia. He was based in Warsaw from 1993 to 1997 as Avon's President of Central and Eastern Europe, where he established and led Avon Poland. From 1997 to 2004, Mr. Toth was based in London where he held a number of senior management positions including Group Vice President, Eastern Europe, Middle East and Africa (1997-1999), Senior Vice President, Europe, Middle East and Africa (1999-2002) and Executive Vice President for Asia-Pacific, Europe, Middle East and Africa (2002-2003). Mr. Toth graduated from LaSalle University in 1974 with a B.A. in Business Administration and was an officer in the U.S. Marine Corps from 1975 to 1978.

Patricia A. Wier has served as a Class II director since October 2003 and served as Chairman of our Audit Committee from October 2003 until February 2007. Her current term as director expires in 2010. In February 2007, Mrs. Wier began serving as Chairman of our Nominating and Governance Committee. Mrs. Wier owns Patricia Wier, Inc., which provides consulting services to various companies. Mrs. Wier served as President of Encyclopedia Britannica North America from 1986 until her retirement in 1994. From 1991 until she retired in 2005, Mrs. Wier served on the board of NICOR Inc., a publicly traded gas utility company, and served as Chairman of NICOR's Audit Committee and as a member of NICOR's Compensation Committee. Mrs. Wier received a B.A. in English Literature from the University of Missouri, in Kansas City, Missouri and an M.B.A. in General Management from the University of Chicago, in Chicago, Illinois. Mrs. Wier is a life member of the Council of the Graduate School of Business at the University of Chicago and is a member of the Council of Regents for Lewis University. Mrs. Wier was a member of the Direct Selling Association from 1977 until 1994 and was inducted into the Direct Selling Association's highest honor the "Hall of Fame."

Classes of Our Board of Directors

Nine directors currently serve on our Board of Directors, which is divided into three classes serving staggered three-year terms and expiring on the day of our Annual Shareholders' Meeting. The Board of Directors has determined that six of our directors are independent. The members of each of the classes and the expiration dates of their terms as of April 9, 2009, are as follows:

Class	Term Expiration	Directors
Class I	2009	Gerald E. Gilbert*, Larry A. Jobe*, and Marlin Ray Robbins
Class II	2010	J. Stanley Fredrick[(1)] and Patricia A. Wier*
Class III	2011	Wayne L. Badovinus#, Robert C. Blattberg Ph.D*, Alan D. Kennedy*, and Robert A. Toth*

*	Independent Board Member
#	Executive Officer
(1)	Chairman of the Board

Our Board of Directors held 5 regular meetings and 10 special meetings during 2008. All of our directors attended, on average, approximately 98% of the meetings of the Board of Directors and of the various committees on which they served, with the exception of Mr. Blattberg who attended 73% of the meetings. Mr. Blattberg was unable to attend some of the meetings due to commitments he made prior to his appointment to the Board of Directors in September 2007. Although we do not have a formal policy regarding attendance by directors at our Annual Shareholders' Meeting, we encourage and expect all of our directors to attend our Annual Shareholders' Meeting. All of our directors attended our 2008 Annual Shareholders' Meeting, which was held on June 18, 2008. Except for Mr. Robbins, who will be out of the country, all of our directors are expected to attend our 2009 Annual Shareholders' Meeting, to be held on June 10, 2009.

Director Independence

Our Board of Directors has determined that each of Professor Blattberg, Messrs. Gilbert, Jobe, Kennedy and Toth, and Mrs. Wier qualify as "independent" as defined by applicable NASDAQ and SEC rules. In making this determination, our Board of Directors has concluded that none of these members has a relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Committees of Our Board of Directors

During 2008, our Board of Directors had six committees with various functions. All committee members attended, on average, approximately 98% of their committee meetings, with the exception of Mr. Blattberg who attended 73%.

As of April 9, 2009, our Board of Directors committee membership was as follows:

Director's Name	Audit	Compensation and Stock Option Plan	Nominating and Governance	Compliance	Science	Special Litigation Committee
Number of meetings held during 2008	11	7	10	5	4	8
Non-Employee Independent Directors:						
Robert C. Blattberg, Ph.D	X	X			C	
Gerald E. Gilbert	X	X	X	C	X	C
Larry A. Jobe	C	X	X	X		X
Alan D. Kennedy	X	C	X	X	X	X
Robert A. Toth	X	X			X	
Patricia A. Wier	X	X	C	X		X
Non-Employee Directors:						
J. Stanley Fredrick[(1)]						
Marlin Ray Robbins					X	
Employee Directors:						
Wayne L. Badovinus						

X	Member
C	Committee Chairman
(1)	Appointed Chairman of the Board of Directors on January 30, 2009.

The committees and their functions are as follows:

1. ***Audit Committee.*** Our Audit Committee consists of Professor Blattberg, Messrs. Gilbert, Jobe, Kennedy and Toth, and Mrs. Wier and is chaired by Mr. Jobe. Our Board of Directors has determined that each member of our Audit Committee meets the independence and financial literacy requirements for purposes of serving on such committee under applicable NASDAQ and SEC rules and that Mr. Jobe qualifies as an "audit committee financial expert" as defined by the SEC. Our Audit Committee is primarily responsible for approving all services provided by our independent registered public accounting firm, reviewing our annual audit results, and meeting with our independent registered public accounting firm to periodically review our internal controls, internal control over financial reporting, and financial management practices. Our Audit Committee's responsibilities are stated more fully in its amended and restated charter, which is posted on our corporate website at *www.mannatech.com*. Our Audit Committee's report, as required by SEC rules, appears in this proxy statement on page 43.

2. ***Compensation and Stock Option Plan Committee.*** Our Compensation and Stock Option Plan Committee consists of Professor Blattberg, Messrs. Gilbert, Jobe, Kennedy and Toth, and Mrs. Wier and is chaired by Mr. Kennedy. Our Board of Directors has determined that each member of our Compensation and Stock Option Plan Committee meets the independence requirements for purposes of serving on such committee under applicable NASDAQ and SEC rules. None of our executive officers is serving as a member of any board of directors or as a member of any other compensation committee for any other entity that has or has had one or more of their executive officers serving as a member of our Board of Directors or on our Compensation and Stock Option Plan Committee. Our Compensation and Stock Option Plan Committee is primarily responsible for establishing all compensation for our executive officers and directors including salaries, bonuses, stock option grants, and stock option plan administration. Our Compensation and Stock Option Plan Committee's responsibilities are stated more fully in its revised charter, which is posted on our corporate website at *www.mannatech.com*. Our Compensation and Stock Option Plan Committee's report, as required by SEC rules, appears in this proxy statement on page 27.

3. ***Nominating and Governance Committee.*** Our Nominating and Governance Committee consists of Messrs. Gilbert, Jobe and Kennedy, and Mrs. Wier and is chaired by Mrs. Wier. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements for purposes of serving on such committee under applicable NASDAQ and SEC rules. Our Nominating and Governance Committee is primarily responsible for reviewing and recommending nominees to our Board of Directors, developing plans regarding the size and composition of the Board, and developing management succession planning. Our Nominating and Governance Committee recommends a list of nominees to our Board of Directors based on several factors, which include but are not limited to the following:

    - the experience level, mix of skills and other business qualities a potential nominee may possess;

    - the general experience and skill levels of current Board members;

    - the status of the nominee as "independent" under NASDAQ's listing standards and the rules and regulations of the SEC;

    - the potential nominee's experience with accounting rules and practices; and

    - the verification of background, work, and education of a potential nominee.

Except as set forth in this proxy statement, there is no stated minimum criteria for director nominees, although our Nominating and Governance Committee considers such other factors as it may deem in the best interests of our shareholders. Our Nominating and Governance Committee's responsibilities are stated more fully in its charter which is posted on our corporate website at *www.mannatech.com*. For additional information on nominating nominees to our Board of Directors see "Shareholder Procedures for Nominating Board Members or Introducing Proposals", beginning on page 5 of this proxy statement.

4. ***Compliance Committee.*** Our Compliance Committee was formed in April 2007 and consists of Messrs. Gilbert, Jobe and Kennedy, and Mrs. Wier and is chaired by Mr. Gilbert. Each of these members is independent under applicable NASDAQ and SEC rules. Our Compliance Committee is primarily responsible for establishing and maintaining policies and procedures to handle and investigate complaints, including whistleblower or other confidential complaints. Our Compliance Committee is also responsible for directing the investigation of complaints including advising our Board of Directors about the outcome of any complaints or any other legal matters.

5. ***Science Committee.*** Our Science Committee consists of Professor Blattberg, Messrs. Gilbert, Kennedy, Robbins and Toth and is chaired by Professor Blattberg. Our Science Committee is primarily responsible for overseeing all aspects of our product development and setting the overall direction of our product research and development. Our Science Committee charter is posted on our corporate website at *www.mannatech.com*.

6. ***Special Litigation Committee.*** Our Special Litigation Committee consists of Messrs. Gilbert, Jobe and Kennedy, and Mrs. Wier and is chaired by Mr. Gilbert. Our Special Litigation Committee was formed in 2005, for purposes of evaluating claims made in 2005 and 2007 by individual shareholders in demand letters and/or derivative lawsuits, and its members were identified to be independent and disinterested under Texas law for these purposes. The Special Litigation Committee is directed to review those claims and to make a good faith determination concerning whether the continuation of such proceedings are in our best interests and the best interests of our shareholders.

Shareholder Communication with Our Board of Directors

We request that any shareholders interested in communicating directly with individual directors or with our entire Board of Directors submit such correspondence in writing. To submit written correspondence to our Board of Directors, fax such correspondence to (972) 471-7342, or send by email to *BoardofDirectors@mannatech.com*, or mail to Mannatech, Incorporated, Attention CFO, "For Mannatech's Board of Directors", 600 S. Royal Lane, Suite 200, Coppell, Texas 75019. Upon receipt, a copy of such correspondence will be given to both the General Counsel and to J. Stanley Fredrick, our Chairman of the Board. All correspondence to specific Board members will be delivered directly to the individual Board member. A voice message can be left for our Board of Directors at (972) 471-6512. Our Executive Officers and designated officials may be given access to such shareholder communications with our Board of Directors, except in instances in which the charters of our committees require anonymity.

Code of Ethics

In order to help promote the highest levels of business ethics, our Board of Directors adopted a Code of Ethics for our executive officers and directors in 2003. The Code of Ethics was amended in April 2006 and is published on our corporate website at *www.mannatech.com*. Any change in or waiver from and the grounds for such change or waiver of our Code of Ethics shall be promptly disclosed by publishing such change or waiver on our corporate website – *www.mannatech.com*. Our Code of Ethics applies to all of our executive officers and directors. Our Code of Ethics was designed to ensure that our business is conducted in a consistent legal and ethical manner and sets forth guidelines for all areas of professional conduct, including conflicts of interest, employment policies, protection of confidential information, and fiduciary duties.

Compensation of Directors

We compensate our non-employee directors for serving and participating on the Board of Directors, for chairing committees, and for attending our Board of Directors and Board of Directors' committee meetings. We do not compensate our employee directors for their services on the Board of Directors. Our Nominating and Governance Committee reviews the compensation of our non-employee directors and recommends to the Compensation and Stock Option Plan Committee any changes to director compensation that the Nominating and Governance Committee deems appropriate. Our Compensation and Stock Option Plan Committee then reviews such recommendations and after due deliberation and consideration approves any such changes it deems appropriate and recommends them to the Board of Directors. The Board of Directors then reviews such recommendations and after due deliberation and consideration approves any such changes it deems appropriate. Compensation paid to our non-employee directors during 2008 was as follows:

	Board Member	Audit Committee	Compensation and Stock Option Plan Committee	Nominating and Governance Committee	Compliance Committee	Science Committee	Special Litigation Committee
Chairman fee[1]	$ —	$ 20,000	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500
Lead Director fee[1]	$ 100,000	$ —	$ —	$ —	$ —	$ —	$ —
Independent director retainer[1]	$ 35,000	$ —	$ —	$ —	$ —	$ —	$ —
In-person meeting fee	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500
Telephonic meeting fee	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500
Re-elected Board members	$ 150,000 [2]	$ —	$ —	$ —	$ —	$ —	$ —

(1) The Chairman, Lead Director, and director retainer fees are paid monthly during the calendar year.
(2) Each non-employee director re-elected to our Board of Directors by our shareholders is granted $150,000 worth of stock options based on grant date fair value. The stock options are priced on the date of grant and expire in ten years. One-third of the stock options vest on the date of grant, another one-third of the stock options vest on the first anniversary date of the grant, and the remaining one-third of the stock options vest on the second anniversary of the date of grant.

All directors are reimbursed for any reasonable out-of-pocket travel expenses in connection with their travel to and attendance at any of our Board of Directors' meetings or committee meetings.

Mr. Caster was the Chairman of our Board of Directors until January 30, 2009, when Mr. Fredrick began serving as Chairman. Mr. Persinger, our former President and Chief Executive Officer, was a member of our Board of Directors until June 2008, when Mr. Badovinus joined us and replaced Mr. Persinger as our President and Chief Executive Officer and as a member of our Board of Directors. Messrs. Caster, Badovinus and Persinger were also employees during their respective terms in 2008 and did not receive any compensation for their services as directors. The compensation paid to Messrs. Badovinus and Persinger is shown in the Summary Compensation Table on page 28.

Director Compensation Table

The table below summarizes the compensation paid during 2008 to our non-employee directors. We have not granted stock awards to our non-employee directors and our non-employee directors do not receive non-equity incentive plan compensation or nonqualified deferred compensation.

Director	Fees Earned or Paid in Cash[1]	Option Awards[2]	All Other Compensation	Total
J. Stanley Fredrick	$ 155,500	$ 33,819	$ 180,999 [3]	$ 370,318
Professor Robert C. Blattberg	$ 64,000	$ 29,839	$ —	$ 93,839
Gerald E. Gilbert	$ 113,250	$ 37,773	$ —	$ 151,023
Larry A. Jobe	$ 110,000	$ 17,336	$ —	$ 127,336
Alan D. Kennedy	$ 103,500	$ 52,092	$ —	$ 155,592
Marlin Ray Robbins	$ 16,500	$ 12,461	$ 3,445,395 [4]	$ 3,474,356
Robert A. Toth[5]	$ 66,833	$ 41,968	$ —	$ 108,801
Patricia A. Wier	$ 97,000	$ 45,680	$ —	$ 142,680

(1) The amounts reported in this column represent the aggregate dollar amount of annual retainer fees, committee and/or chairmanship fees, and meeting fees, as described in the preceding table above.
(2) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with Financial Accounting Standards No. 123(R), "Share Based Payments" "FAS 123(R)" and thus may include amounts from option awards granted in and prior to 2008. See table below titled "Directors' Stock Options Outstanding" for individual grants' fair value and aggregate options outstanding at year end.
(3) We paid Mr. Fredrick $185,000 in connection with a lock-up greement. Excluded from this amount is Mr. Fredrick's payment for his 2008 medical, dental and vision insurance premiums of $4,001.
(4) Mr. Robbins holds positions in our associate global downline network marketing system and we paid him commissions of $3.4 million.
(5) Mr. Toth joined our Board of Directors effective March 24, 2008.

Directors' Stock Options Outstanding

The table below summarizes the outstanding stock options of our non-employee directors as of December 31, 2008:

Director	Grant Date	Aggregate Number of Shares Underlying Outstanding Stock Options	Exercise Price Per Share	Grant Date Fair Value of Option Awards	Calculated Fair Value Price Per Share	Fair Value of Option Awards Recognized in 2008[a]
J. Stanley Fredrick	June 14, 2007	12,000	$ 15.13	$ 89,880	$ 7.49	$ 29,960
	June 19, 2008	3,300	$ 6.03	$ 6,798	$ 2.06	$ 3,483
	November 20, 2008	10,000	$ 2.75	$ 9,800	$ 0.98	$ 376
		25,300		$ 106,478		$ 33,819
Robert C. Blattberg, Ph.D	September 6, 2007	25,000	$ 7.31	$ 76,750	$ 3.07	$ 25,618
	June 19, 2008	3,625	$ 6.03	$ 7,468	$ 2.06	$ 3,826
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		38,625		$ 94,518		$ 29,839
Gerald E. Gilbert	June 2, 2003	16,667	$ 3.49	$ 44,668	$ 2.68	$ —
	April 7, 2005	2,000	$ 20.64	$ 28,440	$ 14.22	$ —
	July 15, 2005	2,141	$ 17.05	$ 24,536	$ 11.46	$ —
	June 12, 2006	11,150	$ 11.21	$ 54,373	$ 4.88	$ 12,066
	February 20, 2007	8,000	$ 15.60	$ 62,080	$ 7.76	$ 21,829
	June 19, 2008	3,300	$ 6.03	$ 6,798	$ 2.06	$ 3,483
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		53,258		$ 231,195		$ 37,773
Larry A. Jobe	January 4, 2006	25,000	$ 12.23	$ 129,658	$ 5.19	$ 533
	June 12, 2006	1,858	$ 11.21	$ 9,061	$ 4.88	$ 2,011
	February 20, 2007	4,000	$ 15.60	$ 31,040	$ 7.76	$ 10,914
	June 19, 2008	3,300	$ 6.03	$ 6,798	$ 2.06	$ 3,483
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		44,158		$ 186,857		$ 17,336
Alan D. Kennedy	June 4, 2002	16,000	$ 2.50	$ 31,664	$ 1.98	$ —
	April 7, 2005	2,000	$ 20.64	$ 28,440	$ 14.22	$ —
	July 15, 2005	10,167	$ 17.05	$ 116,514	$ 11.46	$ —
	February 20, 2007	8,000	$ 15.60	$ 62,080	$ 7.76	$ 21,829
	June 19, 2008	28,300	$ 6.03	$ 58,298	$ 2.06	$ 29,868
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		74,467		$ 307,296		$ 52,092
Marlin Ray Robbins	June 12, 2006	11,150	$ 11.21	$ 54,373	$ 4.88	$ 12,066
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		21,150		$ 64,673		$ 12,461
Robert A. Toth	March 24, 2008	25,000	$ 7.46	$ 70,250	$ 2.81	$ 41,573
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		35,000		$ 80,550		$ 41,968
Patricia A. Wier	November 6, 2003	25,000	$ 7.45	$ 145,250	$ 5.81	$ —
	April 7, 2005	2,000	$ 20.64	$ 28,440	$ 14.22	$ —
	July 15, 2005	2,141	$ 17.05	$ 24,536	$ 11.46	$ —
	February 20, 2007	8,000	$ 15.60	$ 62,080	$ 7.76	$ 21,829
	June 14, 2007	8,000	$ 15.13	$ 59,920	$ 7.49	$ 19,973
	June 19, 2008	3,300	$ 6.03	$ 6,798	$ 2.06	$ 3,483
	November 20, 2008	10,000	$ 2.50	$ 10,300	$ 1.03	$ 395
		58,441		$ 337,324		$ 45,680

(a) Represents the calculated stock-based compensation expense recognized in our consolidated financial statements for the fair value of the option awards in accordance with FAS 123(R). Assumptions made in the calculation of these amounts are included in Note 12 to the Company's audited financial statements for the fiscal year ended December 31, 2008, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2009.

Directors' Stock Ownership Guidelines

In order to demonstrate to our shareholders and the investment community that our directors are personally committed to our success, our non-employee directors are subject to equity ownership requirements. Each of our non-employee directors is required to own shares of our stock equal in value to three times such director's annual board retainer within three years from the date of the director's election or re-election to our Board of Directors. In March 2009, the Compensation and Stock Option Plan Committee voted to extend the three-year compliance requirement by an additional 18 months from March 20, 2009, the date of the Compensation and Stock Option Plan Committee meeting. Because the current annual retainer for each member of our Board of Directors is $35,000, each independent director is required to hold $105,000 worth of our common stock by such director's applicable compliance deadline. Any director not in compliance with these ownership requirements by such director's compliance deadline will be asked to resign from the Board of Directors. The value of common stock owned by a director is based upon the purchase price paid by each director for such shares of common stock. A summary of each non-employee director's stock ownership as of April 9, 2009 and compliance deadlines are summarized below:

Board Member	Date Required to be in Compliance	Total Value of Qualifying Shares Held
Robert C. Blattberg, Ph.D	June 17, 2011	$ —
Gerald E. Gilbert	September 20, 2010	$ 280,250
Larry A. Jobe	September 20, 2010	$ 101,137
Alan D. Kennedy	June 17, 2011	$ 85,900
Robert A. Toth	June 17, 2011	$ —
Patricia A. Wier	September 20, 2010	$ 92,282

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of April 9, 2009, by (a) each person known by us that beneficially own 5% or more of our outstanding shares of common stock, (b) each of our directors and "Named Executive Officers," and (c) all of our current directors and executive officers as a group.

Name	Number of Outstanding Shares	Number of Shares Underlying Options [1]	Total Number of Outstanding Shares and Shares Underlying Options [1] [2]	% of Class Outstanding [1]
Beneficial Owners of 5% or More				
Samuel L. Caster [3] [4]	5,463,116 [5]	—	5,463,116	20.6 %
Directors and Named Executive Officers				
J. Stanley Fredrick [3]	3,150,000 [6]	9,100	3,159,100	11.9 %
Marlin Ray Robbins [3]	2,033,330 [7]	11,150	2,044,480	7.7 %
Terry L. Persinger [8]	10,000	225,000	235,000	0.9 %
Stephen D. Fenstermacher	2,000	179,000	181,000	0.7 %
Alan D. Kennedy	34,100 [9]	45,600	79,700	0.3 %
Gerald E. Gilbert	25,000	41,058	66,058	0.2 %
Patricia A. Wier	14,300 [10]	43,575	57,875	0.2 %
Larry A. Jobe	14,841	31,958	46,799	0.2 %
Robert A. Sinnott, Ph.D	8,250 [11]	32,333	40,583	0.2 %
B. Keith Clark	—	24,000	24,000	0.1 %
Robert C. Blattberg, Ph.D	—	17,874	17,874	0.1 %
Robert A. Toth	—	16,666	16,666	0.1 %
Wayne L. Badovinus [12]	—	—	—	*
Alfredo Bala	—	12,000	12,000	*
Terri F. Maxwell	300	—	300	*
All 16 executive officers and directors as a group	5,292,121	689,314	5,981,435	22.6 %

---

* Owns less than 0.1% of our outstanding common stock.

(1) Shares of our common stock subject to stock options, warrants, or any other convertible security currently exercisable or convertible, or exercisable or convertible within 60 days of April 9, 2009 are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not outstanding for computing the percentage of any other person or entity.

(2) The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder and, except as otherwise indicated or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares listed as beneficially owned by such shareholder.

(3) Messrs. Caster, Fredrick, and Robbins each beneficially own more than 5% of our common stock. Messrs. Caster and Robbins maintain offices at 600 S. Royal Lane, Suite 200, Coppell, Texas 75019.

(4) Mr. Caster served as our Chief Executive Officer from April 2003 until August 2007, and served as our Chairman of the Board from March 2002 until January 2009.

(5) Mr. Caster has pledged 5.3 million of his common stock held as collateral for a loan.

(6) Includes 1,900,000 shares of our common stock directly held by Mr. Fredrick and 1,250,000 shares of our common stock held through JSF Resources LTD partnership. JSF Resources LTD, is a limited partnership which is owned as follows:49.95% owned by Mr. Fredrick, 49.95% owned by Ms. Judy Fredrick, wife of Mr. Fredrick, and 0.10% owned by Stanrick Advisors LLC. Stanrick Advisors LLC is owned by FSJ Secure Trust, of which Mr. Fredrick is the sole trustee.

(7) Mr. Robbins has pledged 1.4 million of his common stock held as collateral for one loan.

(8) Mr. Persinger served as our President and Chief Operating Officer from November 1999 until August 2007, and served as our President and Chief Executive Officer and a director from August 2007 until June 2008. Mr. Persinger is currently a non-executive employee for a three-year term terminating June 2011.

(9) Includes 33,100 shares of our common stock directly held by Mr. Kennedy and 1,000 shares of our common stock held through Kennedy Family Trust, for which Mr. Kennedy is trustee and grantor and whose beneficiaries are Mr. Kennedy's wife and children.

(10) Includes 13,300 shares of our common stock directly held by Mrs. Wier and 1,000 shares of our common stock held by Mrs. Wier's husband.

(11) These securities are held by Dr. Sinnott's wife as custodian for his three sons. Dr. Sinnott has disclaimed beneficial ownership of these shares.

(12) Mr. Badovinus joined us in June 2008 as our President and Chief Executive Officer and as a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of our common stock to file initial reports of ownership and reports of changes in their beneficial ownership of our common stock with the SEC. Such persons are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of such reports or written representations furnished to us that no other reports were required, we believe that during the year ended December 31, 2008, all of our executive officers, directors, and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

This compensation discussion and analysis describes our compensation program for the year ended December 31, 2008 for the named executive officers listed below, which we refer to collectively as our "Named Executive Officers".

- Wayne L. Badovinus – President, Chief Executive Officer (June 2008 to present), and Board member;
- Terry L. Persinger – former President, Chief Executive Officer (August 2007 to June 2008) and Board member;
- Stephen D. Fenstermacher – Global Chief Financial Officer and Executive Vice President;
- Robert A. Sinnott, Ph.D – Global Chief Science Officer and Senior Vice President;
- Terri F. Maxwell – Chief Marketing Officer (September 2008 to present) and Senior Vice President;
- B. Keith Clark – Senior Vice President, Global Chief Legal Officer, and Corporate Secretary;
- Alfredo Bala – Senior Vice President of Global Sales (September 2007 to present); and
- Terence L. O'Day – former Chief Operating Officer (August 2007 to November 2008) and Executive Vice President of Global Operations.

Messrs. Badovinus, Persinger and Fenstermacher were Named Executive Officers in 2008 based on their positions while the other individuals listed above were Named Executive Officers based on compensation earned in 2008.

Compensation Philosophy and Objective

The philosophy behind our executive compensation program is to maintain a fair, equitable, and competitive compensation package that will allow us to attract and retain top executive talent. In general, our executive compensation program for senior management, including our Named Executive Officers, consists of payment of an annual base salary; participation in our Management Non-Equity Incentive Bonus Plan; stock option awards; and certain benefits and perquisites. We do not allow loans to our officers or directors nor do we grant any stock awards (e.g., stock bonuses or restricted stock) to or maintain any pension retirement program, other than our 401(k) Plan, for any of our employees or directors.

The Process of Setting Executive Compensation

All compensation related to our executive officers, including our Named Executive Officers, is approved by our Board of Directors (the "Board") based on recommendations made by our Compensation and Stock Option Plan Committee (the "Committee").

While in the past our Committee has retained the services of a third party compensation consultant, Longnecker and Associates Human Resources Consulting ("Longnecker") to consult with and assist the Committee in evaluating compensation and periodically meet with our Committee Chair, during 2008, Longnecker did not advise the Committee or the Committee chair with respect to the Named Executive Officers' compensation.

We have developed a base salary range for our Named Executive Officers through evaluation of the following criteria:

- potential impact on our overall success;

- knowledge and experience level; and

- competitive compensation levels.

Current salary ranges are set as follows: $500,000 to $800,000 for our Chief Executive Officer, and $265,000 to $429,000 for Senior Vice Presidents.

Based on all relevant factors, the Committee recommends and the members of the Board approve the compensation package, including base salary, bonus and stock option awards, for our Chief Executive Officer ("CEO"). The Committee meets in executive session to formulate its recommendation for our CEO's base pay, bonus and stock option awards. These recommendations are based on:

- the CEO's prior salary levels, and

- competitive compensation levels.

The evaluation of the CEO's performance for the fiscal year is based on the CEO's success in achieving the performance goals and objectives which include financial, strategic and company culture/leadership goals. Once the Committee has completed its evaluation, it makes recommendations to the Board. The Board in its sole discretion may accept or reject the Committee's recommendations. Based on the results of the Committee's evaluation process, and a review of relevant data, the Board will then approve the CEO's compensation package. In 2008, the CEO's base salary was set based on the Committee's recommendations and input from the Alexander Group, an outside management recruiting agency used to assist in evaluation of CEO candidates.

The Committee recommends and our Board of Directors approves the compensation package, including base salary, bonus and stock option awards, for the Named Executive Officers, other than the CEO. These recommendations are based on:

- the scope of the executive's responsibilities,

- internal comparisons to the compensation of other executives,

- evaluations of performance for the fiscal year, as submitted by the CEO, and

- the CEO's recommendations for base pay, bonus amounts and stock option awards.

Each of our Named Executive Officers' functions is reviewed annually. In addition to our internal review process, the functions of our Named Executive Officers are also periodically compared with companies of our size and with our business model. We review the salary ranges each year as part of our annual budgetary process to ensure that they remain competitive. In 2008, the Committee did not identify a peer group of companies in approving increases in the base salary of each Named Executive Officer.

Benchmarking

While the Committee has a general understanding of the compensation practice of other companies, it has not historically established compensation levels based on benchmarking. While we recognize that our compensation practices must be competitive in the marketplace, such general marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. During 2008, the Committee used CEO recommendations and its general familiarity with compensation paid in the market place to make salary adjustments and offers to new Named Executive Officers.

Management's Role in the Compensation-Setting Process

Our CEO plays a significant role in determining the compensation of each of our executive officers, including our Named Executive Officers (although the CEO does not determine his own compensation). Our CEO evaluates the performance of our other Named Executive Officers, establishes business performance targets and objectives for our other Named Executive Officers and recommends salary, bonus levels and option awards for our other Named Executive Officers to the Committee. No member of the Committee is or has ever been one of our officers or employees. The Committee discusses the recommendations with our CEO, as appropriate, and then makes its recommendations to the Board. Similarly, our CEO compensation, performance targets and objectives are discussed among the Committee members. The Committee then recommends and the Board approves the CEO's compensation package, including base salary, bonus, and stock option grants.

Components of Compensation

Traditionally we have paid our Named Executive Officers 100% of their annual compensation in cash and have granted periodic discretionary stock option awards when the Committee determined that such grants were warranted based upon past performance and achievements. In 2006, we changed our compensation program to primarily include cash compensation with stock option awards made upon hiring or promotion as described under the heading Long-Term Compensation below. Nonetheless, the Committee retains the discretion to make grants at other times based on performance or other considerations. For 2008, the primary components of compensation paid to our Named Executive Officers were as follows:

(a)   *Annual base salary*. During each year, the Committee reviews the annual base salaries of our Named Executive Officers to ensure their salaries are reasonable based upon a number of factors, including corporate performance (to the extent such performance can fairly be attributed or related to each Named Executive Officer's performance), as well as the nature of each Named Executive Officer's responsibilities, capabilities, loyalties, and contributions. We believe the annual base salaries of our Named Executive Officers are reasonable in relation to executive compensation practices of other similarly-sized companies and other companies within the same industry. The Committee does not apply any specific weighting to these factors in determining an executive's compensation. However, subject to the limitations found in each executive's employment agreement, the Committee may adjust an executive's base salary at its discretion.

In 2008, the Committee recommended and the Board approved increases in the annual base salary of each of the Named Executive Officers based on both internal and competitive data. See *"Executive Employment Agreements"* below for 2008 and 2009 salary schedules. The annual base salary amounts were increased to reflect cost of living adjustments and nominal annual company-wide increases. No significant increases in base salaries are scheduled for 2009 pursuant to the Named Executive Officers' employment agreements.

(b)   *Bonus.* We award annual cash bonuses under our Management Non-Equity Incentive Bonus Plan for achievement of specified performance objectives to be achieved within one year or less. We make awards from an established incentive pool. The Committee determines the total size of our incentive pool by taking into account our financial performance. We believe this pool-based bonus system helps to foster teamwork and ensures that all executives work collectively to improve our performance. The current structure of the Management Non-Equity Incentive Bonus Plan was established in 2007.

The performance profit or net operating income target for purposes of establishing the bonus pool is set on an annual basis. The total pool available for the Named Executive Officers and other senior executives designated by the Committee is dependent upon achievement of company performance profit targets. At inception of the Management Non-Equity Incentive Bonus Plan, the amount of the incentive pool was set at 5% of calculated performance profit, with the pool dependent upon profit only, and was set in this manner for 2008, with calculated performance profit defined as income from operations before bonuses. Eighty percent of bonuses earned under the plan are paid in March of the following year, with 20% held back for longer-term distribution, paid over the following four years, subject to the executive's continued employment on the applicable payment date.

For 2008, the percentage of annual base salary that could be earned as a bonus for each Named Executive Officer under our Management Non-Equity Incentive Bonus Plan was as follows:

Named Executive Officer	Position	
Wayne L. Badovinus	President, Chief Executive Officer (June 2008 to present), and Board member	100%
Terry L. Persinger	former President, Chief Executive Officer (August 2007 to June 2008)	N/A
Stephen D. Fenstermacher	Global Chief Financial Officer and Executive Vice President	62.5%
Robert A. Sinnott, Ph.D	Global Chief Science Officer and Senior Vice President	62.5%
Terri F. Maxwell	Chief Marketing Officer (September 2008 to present) and Senior Vice President	62.5%
B. Keith Clark	Senior Vice President, Global Chief Legal Officer, and Corporate Secretary	62.5%
Alfredo Bala	Senior Vice President of Global Sales (September 2007 to present)	62.5%
Terence L. O'Day	former Chief Operating Officer (August 2007 to November 2008) and Executive Vice President of Global Operations	62.5%

The above percentages were established based on what was intended to be a 12-month performance period. However, due to the losses incurred by us in the first half of 2008, and in order to provide incentive for the management team, the Board approved the Committee's recommendation to disregard the 12-month performance target and establish a new 6-month performance period with a new performance profit target of $1.7 million for the second half of 2008. This target excluded certain expenses related to specific litigation which was beyond the control of the management staff. The incentive rates for each management level were also adjusted downward by 50% as the applicable profit target was for the second six months of 2008 only. The adjusted percentage of annual base salary that could be earned as a bonus for each Named Executive Officer under our Management Non-Equity Incentive Bonus Plan was as follows:

Named Executive Officer	Position	Adjusted %age
Wayne L. Badovinus	President, Chief Executive Officer (June 2008 to present), and Board member	50%
Terry L. Persinger	former President, Chief Executive Officer (August 2007 to June 2008)	N/A
Stephen D. Fenstermacher	Global Chief Financial Officer and Executive Vice President	31.25%
Robert A. Sinnott, Ph.D	Global Chief Science Officer and Senior Vice President	31.25%
Terri F. Maxwell	Chief Marketing Officer (September 2008 to present) and Senior Vice President	31.25%
B. Keith Clark	Senior Vice President, Global Chief Legal Officer, and Corporate Secretary	31.25%
Alfredo Bala	Senior Vice President of Global Sales (September 2007 to present)	31.25%
Terence L. O'Day	former Chief Operating Officer (August 2007 to November 2008) and Executive Vice President of Global Operations	31.25%

The target performance profit level of $1.7 million for the second half of 2008 was achieved, and 80% of the bonuses were paid to the Named Executive Officers in the first quarter of 2009 in the aggregate amount of $0.6 million. An additional amount of $0.2 million, or 20% of the bonuses, was held back for future distribution, subject to the Named Executive Officer's continued employment on the applicable payment date. See *"Summary Compensation Table"* below for the bonus amounts earned by each Named Executive Officer in 2008.

(c)   *Long-Term Equity Compensation.* We maintain stock incentive plans to reward our Named Executive Officers and other executives and employees for the attainment of certain goals and as an incentive for certain new hires. In 2006, we began awarding 20,000 stock options to each newly appointed or hired executive at the Vice President level and 30,000 stock options to each newly appointed or hired Senior or Executive Vice President or above. The stock options are granted with an exercise price equal to 100% of the fair market value of our common stock on the grant date, vest ratably over 3 years, and have a term of 10 years. We believe that such stock option awards will reinforce the practice of encouraging executives to hold our common stock and closely link executives' interests with those of our shareholders. Fair market value is determined as the closing price of our common stock listed on the NASDAQ Global Market on the date of grant. Each year, our executive team reviews all stock option grants and makes recommendations to our Committee for additional stock option awards to our Named Executive Officers and other executives and employees based upon past achievements and performance. We believe, based on our general understanding of the compensation practices of other companies, that these long-term equity compensation arrangements are reasonable in relation to executive compensation practices of other similar companies within our industry.

In 2008, our Board awarded discretionary stock options to our Named Executive Officers in recognition of the difficult operating environment related to the lengthy litigation process. See *"Grants of Plan Based Awards"* below for the stock options awarded to each Named Executive Officer. In February 2008, our Board approved the Mannatech, Incorporated 2008 Stock Incentive Plan (described in the "*Equity Compensation Plan Information*" below) (the "2008 Plan"), which reserves, for issuance of stock options and restricted stock to our employees, board members, and consultants, up to 1,000,000 shares of our common stock plus any shares reserved under our then-existing, unexpired stock plan for which options had not yet been issued plus any shares underlying outstanding options under the then-existing stock option plan that terminate without having been exercised in full. The 2008 Plan was approved by our shareholders at the 2008 Annual Shareholders' Meeting held on June 18, 2008. We do not have any immediate plans to grant restricted stock to our Named Executive Officers.

(d)   ***All Other Annual Compensation.*** We maintain certain other plans and arrangements for the benefit of our Named Executive Officers and other members of our management, including participation in our 401(k) Plan, which included a Company matching contribution in 2008, payment of travel expenses for family members to attend corporate events, and enrollment in health, life, automobile, and long-term disability insurance programs. All of our Named Executive Officers are paid an automobile allowance of $1,000 per month or provided with a company-leased vehicle. We believe these benefits are reasonable in relation to executive compensation practices of other similarly-sized companies and other companies within the same industry. Subsequent to year-end, in light of current economic conditions, we temporarily suspended matching contributions to our 401(k) Plan.

Severance/Change in Control

Our Named Executive Officers are entitled to certain payments upon termination of employment pursuant to the terms of each of their employment agreements, which typically award cash severance payments in the event the Named Executive Officer is terminated without cause, resigns for good reason or becomes disabled. In addition, in order to reduce any reluctance on the part of executives to pursue potential transactions that could increase our value, our stock incentive plans provide for the accelerated vesting of options in the event of a change in control. For more information see *"Executive Compensation - Potential Payments Upon Termination or Change in Control"* below.

Named Executive Officers Stock Ownership Guidelines

Our stock ownership and holding requirements are applicable only to our independent directors. We do not have stock ownership guidelines for our Named Executive Officers.

$1 Million Pay Deductibility Cap

Under Section 162(m) of the United States Internal Revenue Code, or the Code (as interpreted by IRS Notice 2007- 49), public companies are precluded from receiving a tax deduction on compensation paid to their chief executive officer and the three most highly compensated officers of the company (other than the chief executive officer and the chief financial officer) if such officer's compensation exceeds $1 million, unless the compensation is excluded from the $1 million limit as a result of being classified as performance-based compensation. Currently, our executive officers' cash compensation levels have not exceeded the $1 million limit, and our stock option grants qualify as performance-based compensation under 162(m). Nonetheless, we annually review all of our executive officers' compensation in light of Section 162(m).

WITH RESPECT TO ANY FUTURE FILINGS WITH THE SEC INTO WHICH THIS PROXY STATEMENT IS INCORPORATED BY REFERENCE, THE FOLLOWING MATERIAL UNDER THE HEADINGS "REPORT OF THE COMPANY'S COMPENSATION AND STOCK OPTION PLAN COMMITTEE"AND "REPORT OF THE COMPANY'S AUDIT COMMITTEE" SHALL NOT BE INCORPORATED BY REFERENCE INTO SUCH FILINGS NOR SHALL IT BE DEEMED FILED WITH THE SEC UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

REPORT OF THE COMPANY'S COMPENSATION AND STOCK OPTION PLAN COMMITTEE

The Company's Compensation and Stock Option Plan Committee of its Board of Directors has reviewed the Company's Compensation Discussion and Analysis and discussed that Analysis with the Company's management. Based on its review and discussions with Company management, the Compensation and Stock Option Plan Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included (or incorporated by reference, as applicable) in the Company's Annual Report on its Form 10-K for 2008 and proxy statement. This Report is provided by the following independent directors, who comprise the Compensation and Stock Option Plan Committee:

The Compensation and Stock Option Plan Committee

Alan D. Kennedy, Chairman
Robert C. Blattberg, Ph.D
Gerald E. Gilbert
Larry A. Jobe
Robert A. Toth
Patricia A. Wier

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the total compensation awarded to our Named Executive Officers in 2008, 2007, and 2006:

Name and Principal Position	Year	Salary	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Wayne L Badovinus[4]	2008	$ 300,000	$ 43,872	$ 240,000	$ 37,881	$ 621,753
President, Chief Executive Officer, and Director						
Terry L. Persinger[5]	2008	$ 233,469	$ 46,718	$ —	$ 13,958	$ 294,145
Member of our Board of Directors, President, and CEO	2007	$ 389,280	$ 30,033	$ —	$ 26,374	$ 445,687
	2006	$ 371,280	$ —	$ 40,841	$ 22,487	$ 434,608
Stephen D. Fenstermacher	2008	$ 322,003	$ 10,431	$ 81,250	$ 14,412	$ 428,096
Executive Vice President and Global Chief Financial	2007	$ 311,554	$ 1,966	$ 23,401	$ 15,869	$ 352,790
Officer	2006	$ 300,014	$ —	$ 33,002	$ 17,615	$ 350,631
Robert A. Sinnott, Ph.D	2008	$ 322,000	$ 67,706	$ 81,250	$ 21,145	$ 492,101
Global Chief Science Officer and Senior Vice President	2007	$ 311,539	$ 82,540	$ 23,400	$ 20,050	$ 437,529
	2006	$ 264,615	$ 71,046	$ 28,600	$ 22,380	$ 386,641
Terri F. Maxwell	2008	$ 359,144 [6]	$ 6,781	$ 53,325	$ 3,766	$ 423,016
Senior Vice President and Chief Marketing Officer						
B. Keith Clark	2008	$ 310,000	$ 70,551	$ 78,250	$ 20,578	$ 479,379
Senior Vice President, Global Chief Legal Officer,	2007	$ 268,654	$ 62,085	$ 22,500	$ 14,556	$ 367,795
and Corporate Secretary	2006	$ 86,538	$ 20,753	$ 9,167	$ 2,575	$ 119,033
Alfredo Bala	2008	$ 286,571	$ 38,743	$ 72,500	$ 103,241	$ 501,055
Senior Vice President, Global Sales						
Terence L. O'Day[7]	2008	$ 323,461	$ 38,137	$ —	$ 17,905	$ 379,503
Chief Operating Officer, and Executive Vice	2007	$ 281,731	$ 58,021	$ 24,375	$ 33,859	$ 397,986
President of Global Operations	2006	$ 128,846	$ 25,800	$ 13,750	$ 47,350	$ 215,746

(1) The amounts reported in this column reflect the dollar amount of the option awards recognized for financial accounting statement purposes for the fiscal years ended December 31, 2008, 2007, and 2006, in accordance with FAS 123(R) for option awards to the Named Executive Officers and thus include amounts granted both in and prior to 2008, 2007, and 2006, respectively. Assumptions made in the calculation of these amounts are included in Note 12 to the Company's audited financial statements for the fiscal year ended December 31, 2008, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2009. The amounts reported in this column reflect our accounting cost for these awards, and do not correspond to the actual economic value that will be received by the Named Executive Officers from these awards.

(2) Amounts represent non-equity incentive plan compensation paid in March 2009, 2008, and 2007 under our Management Non-Equity Incentive Bonus Plan with respect to 2008, 2007, and 2006 performance (in the case of 2008, these amounts relate to performance during the second half of 2008 only), respectively. The remaining 20% of the 2008 bonus amounts is held back and paid over the following four years, subject to a continued employment requirement and therefore was not earned in 2008.

(3) Amounts in this column include an automobile allowance or automobile lease payments, matching contributions to our 401(k) plan, automobile insurance coverage, and travel expenses paid on behalf of each Named Executive Officer, and are detailed on the "All Other Compensation" table included below.

(4) Mr. Badovinus joined us in June 2008 as our President and Chief Executive Officer. His 2008 compensation reflects compensation received from June 2008 through December 2008.

(5) Mr. Persinger resigned as our President and Chief Executive Officer in June 2008. Currently, Mr. Persinger is a non-executive employee for a three-year term, which terminates in June 2011. Mr. Persinger served as our President and Chief Operating Officer from November 1999 until August 2007, and served as our President and Chief Executive Officer from August 2007 until June 2008. Mr. Persinger's 2008 compensation reflects compensation as our President and Chief Executive Officer from January 2008 until June 2008, and compensation as a non-executive employee from June 2008 until December 2008. Mr. Persinger's 2007 compensation reflects compensation as our President and Chief Operating Officer from January 2007 until August 2007, and compensation as our President and Chief Executive Officer from August 2007 until December 2007.

(6) Ms. Maxwell's 2008 compensation reflects $264,375 paid for consulting services she provided in 2008 and $94,769 in compensation from August 2008 through December 2008 as Senior Vice President and Chief Marketing Officer.

(7) Mr. O'Day served as our Executive Vice President from June 2006 until August 2007, and our Chief Operating Officer and Executive Vice President from August 2007 until November 2008. Mr. O'Day resigned in November 2008. Mr. O'Day's 2008 compensation reflects compensation as our Chief Operating Officer and Executive Vice President from January 2008 until November 2008. Mr. O'Day's 2007 compensation reflects compensation as our Executive Vice President from January 2007 until August 2007 and compensation as our Chief Operating Officer and Executive Vice President from August 2007 until December 2007.

All Other Compensation Table

The amounts included in the "All Other Compensation" column of the Summary Compensation Table above are broken down as follows:

Name	Year	Automobile Lease Payments ($)	Insurance Premium for Leased Automobile ($)	Company Matching 401(k) Contribution ($)	Moving Expenses ($)	Travel Expenses[1] ($)	Total All Other Compensation ($)
Wayne L. Badovinus	2008	$ 2,346	$ 2,035	$ 692	$ 12,797	$ 20,011	$ 37,881
Terry L. Persinger	2008	$ 6,208	$ —	$ 7,750	$ —	$ —	$ 13,958
	2007	$ 12,056	$ 1,881	$ 7,750	$ —	$ 4,687	$ 26,374
	2006	$ 11,111	$ 1,795	$ 8,260	$ —	$ 1,321	$ 22,487
Stephen D. Fenstermacher	2008	$ 5,729	$ 933	$ 7,750	$ —	$ —	$ 14,412
	2007	$ 5,920	$ 1,830	$ 7,750	$ —	$ 369	$ 15,869
	2006	$ 7,448	$ 1,731	$ 7,846	$ —	$ 590	$ 17,615
Robert A. Sinnott, Ph.D	2008	$ 12,000	$ —	$ 7,712	$ —	$ 1,433	$ 21,145
	2007	$ 12,000	$ —	$ 7,750	$ —	$ 300	$ 20,050
	2006	$ 13,000	$ —	$ 6,615	$ —	$ 2,765	$ 22,380
Terri F. Maxwell	2008	$ 1,998	$ 1,522	$ 246	$ —	$ —	$ 3,766
B. Keith Clark	2008	$ 7,999	$ 915	$ 7,750	$ —	$ 3,914	$ 20,578
	2007	$ 7,998	$ 2,015	$ 4,433	$ —	$ 110	$ 14,556
	2006	$ 1,998	$ —	$ 577	$ —	$ —	$ 2,575
Alfredo Bala	2008	$ 1,998	$ 595	$ 2,272	$ 90,060	$ 8,316	$ 103,241
Terence L. O'Day	2008	$ 7,999	$ —	$ 7,750	$ —	$ 2,156	$ 17,905
	2007	$ 8,666	$ 1,765	$ 7,750	$ 14,544	$ 1,134	$ 33,859
	2006	$ 7,000	$ —	$ 2,019	$ 35,464	$ 2,867	$ 47,350

(1) Amounts in this column reflect travel-related costs, including airfare, meals and entertainment, for the Named Executive Officers' family members to travel with them at our company-related events.

Executive Employment Agreements

We enter into employment agreements with certain executive officers, including our Named Executive Officers. Pursuant to the terms of the employment agreements, some of our executive officers are entitled to severance in certain events of early termination. These provisions are described in the section titled ***"Potential Payments Upon Termination or Change in Control"*** appearing later in this Proxy Statement. In the employment agreements, we have agreed to pay relocation expenses for newly-hired executives, provide a leased vehicle or pay a monthly automobile allowance, and allow our executives to participate in our Management Non-Equity Incentive Bonus Plan and in all of our other employee benefits plans. In addition, the employment agreements contain covenants regarding (i) confidentiality and non-disparagement that apply to the executive both during and after employment and (ii) non-competition and non-solicitation that apply to the executive during employment and for one year after termination. The following is a description of the other material terms of the employment agreements with our Named Executive Officers as of December 31, 2008:

Named Executive Officer	Position	Effective Date of Agreement	Expiration Date	2007 Annual Base Salary	2008 Annual Base Salary	2009 Annual Base Salary
Wayne L. Badovinus	President and Chief Executive Officer	June 2008	June 2010 [2]	$ —	$ 600,000	$ 600,000
Terry L. Persinger[1]	President and Chief Executive Officer	November 1999	June 2008	$ 390,000	$ 390,000	$ —
Stephen D. Fenstermacher	Global Chief Financial Officer and Executive Vice President	October 2007	October 2009 [3]	$ 312,000	$ 325,000	$ 340,000
Robert A. Sinnott, Ph.D	Global Chief Science Officer and Senior Vice President	October 2007	October 2009 [3]	$ 312,000	$ 325,000	$ 325,000
Terri F. Maxwell	Chief Marketing Officer and Senior Vice President	August 2008	August 2010	$ —	$ 320,000	$ 320,000
B. Keith Clark	Senior Vice President, Global Chief Legal Officer, and Corporate Secretary	October 2007	October 2009 [3]	$ 300,000	$ 313,000	$ 313,000
Alfredo Bala	Senior Vice President of Global Sales	October 2007	October 2009	$ 275,000	$ 290,000	$ 290,000
Terence L. O'Day[4]	Chief Operating Officer and Executive Vice President of Global Operations	October 2007	October 2008	$ 325,000	$ 340,000	$ —

(1) Mr. Persinger resigned as our President and Chief Executive Officer in June 2008. Currently, Mr. Persinger is a non-executive employee for a three-year term, which terminates June 2011.

(2) Mr. Badovinus' employment agreement has an initial term of two years with automatic renewals for successive two-year periods unless terminated pursuant to the terms of the contract.

(3) The employment agreement has an initial term of one year with automatic renewals for successive one-year periods unless terminated pursuant to the terms of the contract.

(4) Mr. O'Day resigned as Chief Operating Officer and Executive Vice President in November 2008.

In June 2008, we entered into a two-year employment agreement with Mr. Wayne L. Badovinus, our President and Chief Executive Officer. Pursuant to the terms of the employment agreement, we agreed to grant Mr. Badovinus 205,970 stock options at an exercise price of $6.03 per share, pay relocation expenses, and pay an annual base salary of $600,000.

In June 2008, upon Mr. Persinger's resignation as our President and Chief Executive Officer, we entered into a three-year employment agreement with Mr. Persinger. Pursuant to the terms of the agreement, Mr. Persinger serves as a non-executive employee and we agreed to pay Mr. Persinger an annual salary of (i) $390,000 for the period between August 23, 2007 and June 30, 2008 and (ii) $48,000 for the period commencing on July 1, 2008.

In October 2007, we entered into a one-year employment agreement, with automatic renewals for successive one-year periods, with Mr. Fenstermacher, our Executive Vice President and Global Chief Financial Officer. Pursuant to the terms of the employment agreement, we agreed to pay Mr. Fenstermacher an annual base salary of $312,000. In 2008, we increased Mr. Fenstermacher's annual base salary to $340,000.

In October 2007, we entered into a one-year employment agreement, with automatic renewals for successive one-year periods, with Dr. Sinnott, our Global Chief Science Officer and Senior Vice President. Pursuant to the terms of the employment agreement, we agreed to pay Dr. Sinnott an annual base salary of $312,000. In 2008, we increased Dr. Sinnott's annual base salary to $325,000.

In August 2008, we entered into a two-year employment agreement, with automatic renewals for successive one-year periods, with Ms. Maxwell, our Chief Marketing Officer and Senior Vice President. Pursuant to the terms of the employment agreement, we agreed to pay Ms. Maxwell an annual base salary of $320,000.

In October 2007, we entered into a one-year employment agreement, with automatic renewals for successive one-year periods, with Mr. Clark, our Senior Vice President, Global Chief Legal Officer, and Corporate Secretary. Pursuant to the terms of the employment agreement, we agreed to pay Mr. Clark an annual base salary of $300,000. In 2008, we increased Mr. Clark's annual base salary to $313,000.

In October 2007, we entered into a two-year employment agreement, with automatic renewals for successive one-year periods, with Mr. Bala, our Senior Vice President of Global Sales. Pursuant to the terms of the employment agreement, we agreed to pay Mr. Bala an annual base salary of $275,000. In 2008, we increased Mr. Bala's annual base salary to $290,000.

In October 2007, we entered into a one-year employment agreement with Mr. O'Day, our former Chief Operating Officer and Executive Vice President. Mr. O'Day resigned in November 2008. As of his resignation, Mr. O'Day's annual base salary was $340,000.

2008 Grants of Plan Based Awards Table

No stock awards were granted to our Named Executive Officers in 2008. We granted the following stock options and non-equity incentive plan awards to our Named Executive Officers in 2008:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Option Awards ($)[5]
		12-month target payout[2]	6-month target payout[3]			
Wayne L. Badovinus	6/19/2008	$ 600,000	$ 300,000	205,970	$ 6.03	$ 424,298
	11/20/2008			10,000	$ 2.50	$ 10,300
Stephen D. Fenstermacher	2/22/2008	$ 203,126	$ 101,563	6,000	$ 6.39	$ 13,560
	11/20/2008			10,000	$ 2.50	$ 10,300
Dr. Robert A. Sinnott	2/22/2008	$ 203,126	$ 101,563	6,000	$ 6.39	$ 13,560
	11/20/2008			10,000	$ 2.50	$ 10,300
Terri F. Maxwell	8/28/2008	$ 133,312	$ 66,656	30,000	$ 4.60	$ 55,500
	11/20/2008			10,000	$ 2.50	$ 10,300
B. Keith Clark	2/22/2008	$ 195,626	$ 97,813	6,000	$ 6.39	$ 13,560
	11/20/2008			10,000	$ 2.50	$ 10,300
Alfredo Bala	2/22/2008	$ 181,250	$ 90,625	6,000	$ 6.39	$ 13,560
	11/20/2008			10,000	$ 2.50	$ 10,300
Terence L. O'Day [6]	2/22/2008	$ —	$ —	6,000	$ 6.39	$ 13,560

(1) The amounts reported in this column represent bonuses that could have been earned under our Management Non-Equity Incentive Bonus Plan for 2008 upon achievement of performance profit targets for specific performance periods. The plan contemplates only one payout amount which is payable if the performance profit target is achieved.
(2) Represent bonus amounts that were potentially payable for a 12-month performance period. As discussed in the Compensation Discussion and Analysis above, the 12-month performance period was disregarded and replaced with 6-month period under which awards were earned.
(3) Represents the bonus amounts that were potentially payable for the 6-month period from July 2008 to December 2008.
(4) The amounts reported in this column represent the exercise price of the stock options reported in the previous column and are equal to the closing price of our stock on the date of grant.
(5) The amounts reported in this column represent the grant date fair value of the option awards reported in the previous column calculated pursuant to FAS 123(R). Assumptions made in the calculation of these amounts are included in Note 12 to the Company's audited financial statements for the fiscal year ended December 31, 2008, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2009.
(6) Mr. O'Day's stock options expired on February 28, 2009, 90 days after his resignation.

Equity Compensation Plan Information

We use our stock option plans to encourage investment by our officers, employees, and non-employee directors in shares of our common stock so they will have an increased vested interest in and greater concern for our welfare.

Stock options granted under our stock option plans may be either incentive stock options or non-qualified stock options. Although our 2008 Plan allows for grants of restricted stock, we have no plans to make restricted stock grants to our Named Executive Officers in the near future. Incentive stock options may be granted under our stock option plans to any person who is an employee of the Company or any parent or subsidiary that may exist in the future. The exercise price of incentive stock options and non-qualified stock options must equal the fair market value of a share of our common stock on the date of grant. Incentive stock options granted to persons owning more than 5% of our common stock are required to be awarded at an exercise price of at least 110% of the fair market value of the price of our common stock on the date of grant and can be awarded for a term not to exceed five years.

Our stock option plans may be terminated by our Board at any time without approval from our shareholders. Material amendments to our stock option plans require approval by our shareholders as required by the marketplace rules of the NASDAQ.

We had one stock option plan in effect as of December 31, 2008, which is as follows:

Our Board and a majority of our shareholders approved our 2008 Stock Incentive Plan, or 2008 Plan, in February 2008. Our 2008 Plan enables us attract and retain employees, consultants and directors who will contribute to our long-term success and aligns the interests of those individuals with the interests of our shareholders. Awards of stock options, including incentive and nonstatutory stock options, and restricted stock may be issued under our 2008 Plan. The 2008 Plan is administered by the Committee.

There are 1,000,000 shares of our common stock reserved for issuance under our 2008 Plan, which does not include certain shares available for issuance under our predecessor stock plan. In the event of certain changes to our common stock, including due to a merger, consolidation, reorganization, reincorporation, stock dividend, non-cash dividend, stock split, liquidation, combination, stock exchange, or change in corporate structure, we may adjust the number of shares subject to our 2008 Plan and to any outstanding awards.

Generally, the exercise price with respect to stock options granted pursuant to our 2008 Plan cannot be less than 100% of the fair market value per share of our common stock on the date of grant. Unless the Committee specifies otherwise, in general, stock options vest monthly over a thirty-six month period and have a ten-year term.

Participants in our 2008 Plan may pay the exercise price for stock options in cash, shares of common stock, via a broker-assisted cashless exercise method or in any other form of legal consideration that the Committee approves.

Our 2008 Plan also permits awards of restricted shares of our common stock, or restricted stock, and the purchase price and vesting schedule are determined by the Committee.

If we undergo a change in control or certain other significant corporate transactions, our 2008 Plan provides that we may assume, continue, substitute for, or cancel any outstanding awards. For purposes of our 2008 Plan, a "change in control" generally means (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets to a third-party, (ii) the replacement of the majority of the incumbent members of our Board, (iii) the adoption of a plan relating to our liquidation or dissolution, or (iv) the consummation of any transaction (including a merger or consolidation) that results in a third-party becoming the beneficial owner of more than 50% of our voting power.

In the event that any award under our 2008 Plan is determined to be nonqualified deferred compensation subject to Section 409A of the Code, the award will have to comply with certain technical tax limitations with respect to when awards may be exercised or paid for.

Our 2008 Plan will terminate automatically on February 20, 2018, unless our Board terminates it sooner. Our Board may amend our 2008 Plan at any time but to the extent shareholder approval is necessary, an amendment may not become effective until we obtain shareholder approval.

401(k) Plan

On May 9, 1997, we adopted a 401(k) Pre-tax Savings Plan (the "401(k) Plan"). All full time employees, including our Named Executive Officers, who have completed 90 days of service and are at least 21 years of age are eligible to participate in our 401(k) Plan. During 2008, employees were allowed to contribute to our 401(k) Plan up to the maximum annual limit of their current annual compensation, as statutorily prescribed. During 2008, we made regular matching contributions to our 401(k) Plan in the amount of $0.50 for each $1.00 contributed by a participating employee up to a maximum of 6% of the participant's annual salary. Subsequent to year end, in light of current economic conditions, we temporarily suspended our regular matching contributions to our 401(k) Plan. The 401(k) Plan also allows us to make discretionary profit-sharing contributions to our 401(k) Plan each year based upon our profit. We did not make any profit-sharing contributions in 2008. Employee contributions and our matching contributions are paid to a corporate trustee and are invested as directed by the participant. Our contributions to our 401(k) Plan vest over five years or earlier if the participant retires at age 65, becomes disabled, or dies. Payments to participants may be made in the case of financial hardship, and distributions may be made in a lump sum. Our 401(k) Plan is intended to qualify under Section 401(a) of the Code, so that contributions made by employees or by us to our 401(k) Plan, and income earned on these contributions, are not taxable to our employees until withdrawn from the 401(k) Plan.

2008 Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth certain information about outstanding equity awards held by our Named Executive Officers at December 31, 2008:

Named Executive Officer	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Sh)	Option Expiration Date
Wayne L. Badovinus	—	105,970 [4]	100,000 [5]	$ 6.03	June 18, 2018
	—	10,000 [3]	—	$ 2.50	November 19, 2018
	—	115,970	100,000		
Terry L. Persinger[10]	50,000	—	—	$ 2.63	August 22, 2010
	150,000	—	—	$ 2.69	October 31, 2011
	25,000	—	—	$ 7.31	September 5, 2017
	225,000	—			
Stephen D. Fenstermacher	75,000	—	—	$ 8.00	January 30, 2009
	75,000	—	—	$ 8.00	October 6, 2009
	50,000	—	—	$ 2.63	August 22, 2010
	50,000	—	—	$ 2.69	October 31, 2011
	2,000	4,000 [1]	—	$ 7.31	September 5, 2017
	—	6,000 [2]	—	$ 6.39	February 21, 2018
	—	10,000 [3]	—	$ 2.50	November 19, 2018
	252,000	20,000			
Robert A. Sinnott, Ph.D	25,000	—	—	$ 12.44	August 30, 2015
	3,333	1,667 [7]	—	$ 14.99	November 16, 2016
	2,000	4,000 [1]	—	$ 7.31	September 5, 2017
	—	6,000 [2]	—	$ 6.39	February 21, 2018
	—	10,000 [3]	—	$ 2.50	November 19, 2018
	30,333	21,667	—		
Terri F. Maxwell	—	30,000 [6]	—	$ 4.60	August 27, 2018
	—	10,000 [3]	—	$ 2.50	November 19, 2018
	—	40,000			
B. Keith Clark	20,000	10,000 [8]	—	$ 13.82	August 27, 2016
	2,000	4,000 [1]	—	$ 7.31	September 5, 2017
	—	6,000 [2]	—	$ 6.39	February 21, 2018
	—	10,000 [3]	—	$ 2.50	November 19, 2018
	22,000	30,000			
Alfredo Bala	10,000	20,000 [9]	—	$ 7.98	September 30, 2017
	—	6,000 [2]	—	$ 6.39	February 21, 2018
	—	10,000 [3]	—	$ 2.50	November 19, 2018
	10,000	36,000			
Terence L. O'Day[11]	16,667	8,333	—	$ 11.16	February 28, 2009
	4,000	2,000	—	$ 14.16	February 28, 2009
	5,333	10,667	—	$ 7.31	February 28, 2009
	—	6,000	—	$ 6.39	February 28, 2009
	26,000 [11]	27,000 [12]			

(1) One-third of the stock options vest on each anniversary of the grant date, which began on September 6, 2008.
(2) One-third of the stock options vest on each anniversary of the grant date beginning on February 22, 2009.
(3) One-third of the stock options vest on each anniversary of the grant date beginning on November 20, 2009.
(4) 39,303 stock options vest on June 19, 2009; 33,333 share options vest on June 19, 2010; 33,334 share options vest on June 19, 2011.
(5) 50,000 stock options vest when we reach $750 million in annual sales and 10% Earnings Before Interest and Taxes (EBIT); 50,000 stock options vest when we reach $1 billion in annual sales and 12% EBIT.
(6) One-third of the stock options vest on each anniversary of the grant date beginning on August 28, 2009.
(7) These stock options vest on November 17, 2009.
(8) These stock options vest on August 28, 2009.
(9) 10,000 of the unvested stock options vest on October 1, 2009 and the remaining 10,000 stock options vest on October 1, 2010.
(10) Mr. Persinger served as our President and Chief Operating Officer from November 1999 until August 2007, and served as our President and Chief Executive Officer from August 2007 until June 2008. Mr. Persinger is currently a non-executive employee for a three-year term, which terminates June 2011.

(11) Mr. O'Day served as our Executive Vice President from June 2006 until August 2007, and he served as our Chief Operating Officer and Executive Vice President from August 2007 until November 2008. Mr. O'Day resigned in November 2008.

(12) All of Mr. O'Day's stock options expire on February 28, 2009.

Pension Benefits and Non-Qualified Deferred Compensation

Our Named Executive Officers do not participate in any pension plans (other than the 401(k) Plan) or non-qualified deferred compensation plans.

Option Exercises and Stock Vested

We have not granted stock awards to our Named Executive Officers and therefore, no stock awards vested in 2008. No stock options were exercised by our Named Executive Officers during 2008.

Potential Payments Upon Termination or Change in Control

Each of our employment agreements with our Named Executive Officers provides for certain payments and benefits in the event of early termination. However, none of these employment agreements requires payment upon a change in control of the Company. Our stock option plans do, however, provide for accelerated vesting of options in the event of a change of control or other event for which the Board determines such accelerated vesting would be equitable under the circumstances. The following discussion summarizes our payment obligations to our Named Executive Officers upon termination or change in control assuming such termination or change in control occurred on December 31, 2008:

Mr. Wayne L. Badovinus - President and Chief Executive Officer:

Under the terms of his employment agreement, if Mr. Badovinus is terminated for any reason, he is entitled to (i) any remaining base salary earned and not yet paid through the termination date, (ii) all reimbursable expenses due but not yet paid through the termination date, and (iii) all earned or vested benefits (or an amount equivalent to the value of such benefits) under his employment agreement through the termination date. In the event Mr. Badovinus resigns for good reason or we terminate his employment without cause or due to disability, Mr. Badovinus is also entitled to twelve months of base salary from the termination date; provided however, that in the event of termination in the initial two-year term of the agreement, Mr. Badovinus will receive the greater of twelve months of base salary or the number of then-remaining months of base salary in the initial two year term. Under the agreement, a termination for "cause" means (A) we have determined that Mr. Badovinus has neglected, failed, or refused to render the services or to perform any of his other duties or obligations under the agreement, (B) Mr. Badovinus' material violation of any provision or obligation under the agreement, (C) Mr. Badovinus' indictment for, or plea of no contest with respect to, any crime that adversely affects or (in the Board's reasonable judgment) may adversely affect us or the utility of his services to us, or (D) any other material act or omission of Mr. Badovinus involving fraud, theft, dishonesty, disloyalty, or illegality that harms or embarrasses or (in the Board's reasonable judgment) may harm or embarrass us or any of our subsidiaries, affiliates, customers, dealers or suppliers. The agreement defines a resignation for "good reason" as (W) any denial of compensation due and owing to Mr. Badovinus under the agreement, (X) any requirement that Mr. Badovinus be based anywhere other than Dallas County, Texas, (Y) our demotion of Mr. Badovinus in title or pay, or our removal of a material portion of Mr. Badovinus' significant duties or responsibilities without Mr. Badovinus' consent, or (Z) our material breach of the agreement. For purposes of the agreement, the term "disability" means Mr. Badovinus becomes incapacitated by accident, sickness, or other circumstances that, in the reasonable judgment of the Board renders or is expected to render Mr. Badovinus mentally or physically incapable of performing the essential duties and services required of him under the agreement, with or without reasonable accommodation, for a period of at least 120 consecutive calendar days. As of December 31, 2008, Mr. Badovinus' annual base salary was $600,000, and his employment agreement will expire on June 16, 2010.

The following table shows the potential payments upon termination of Mr. Badovinus' employment under the circumstances described above or the occurrence of a change in control assuming such termination or change in control occurred on December 31, 2008:

Termination Event	Cash Severance	Acceleration of Equity Incentive Awards	Total Termination Payments
Termination With Cause	$ —	$ —	$ —
Termination Without Cause	$ 900,000 [1]	$ —	$ 900,000
Resignation for Good Reason	$ 900,000 [1]	$ —	$ 900,000
Resignation without Good Reason	$ —	$ —	$ —
Disability	$ 900,000 [1]	$ —	$ 900,000
Death	$ —	$ —	$ —
Non-Renewal of his Employment Agreement	$ —	$ —	$ —
Change in Control	$ —	$ — [2]	$ —

_____

(1) Represents 18 months of Mr. Badovinus' base salary.
(2) Amount reflects the value of 215,970 unvested stock options calculated using the difference between the exercise price of the options and the closing price of our common stock of $2.45 on December 31, 2008. The exercise price of the options exceeded the closing price of $2.45 on December 31, 2008. Therefore, the value of the acceleration of equity incentive awards is less than zero.

Mr. Terry L. Persinger - President and Chief Executive Officer:

Mr. Persinger resigned as our President and Chief Executive Officer in June 2008. As of his resignation, Mr. Persinger's annual base salary was $390,000. Upon Mr. Persinger's resignation, we entered into a three-year employment agreement with Mr. Persinger. Pursuant to the terms of the agreement, we agreed to pay Mr. Persinger an annual salary of $48,000, commencing on June 16, 2008 and ending June 16, 2011.

Under the terms of his employment agreement, if we terminate Mr. Persinger for any reason, Mr. Persinger is entitled to (i) his annual base salary through June 16, 2011 or, at the request of Mr. Persinger and at our discretion, a lump sum payment equal to Mr. Persinger's annual base salary discounted in accordance with the employment agreement, (ii) any stock options Mr. Persinger would have earned for the calendar year in which he was terminated, with the number of options reduced ratably based upon Mr. Persinger's period of service prior to termination and (iii) any bonus he would have earned, if any, had he remained employed, reduced ratably based on the period of service prior to termination. The potential payment upon termination of Mr. Persinger's employment is $118,000 assuming such termination occurred on December 31, 2008 and that Mr. Persinger does not request and we do not agree to pay a discounted lump sum amount to Mr. Persinger. The potential payment represents 29.5 months of Mr. Persinger's base salary. As of December 31, 2008, Mr. Persinger did not have any unvested options.

Mr. Stephen D. Fenstermacher – Global Chief Financial Officer and Executive Vice President:

Under the terms of his employment agreement, if Mr. Fenstermacher is terminated for any reason he is entitled to (i) any remaining base salary earned and not yet paid through the termination date, (ii) any annual bonus, or any portion thereof, earned and not yet paid through the termination date, (iii) all reimbursable expenses due but not yet paid through the termination date, and (iv) all earned or vested benefits (or an amount equivalent to the value of such benefits) payable under our benefit plans or arrangements through the termination date. Under the terms of the employment agreement, if Mr. Fenstermacher resigns for good reason or we terminate him without cause or due to disability, we are obligated to pay Mr. Fenstermacher twelve (12) months annual base salary following his termination in regular installments on the usual and customary pay dates of the Company. Under the employment agreement, a termination for "cause" means (A) we determined that Mr. Fenstermacher has neglected, failed, or refused to render the services or to perform any other of his duties or obligations under his employment agreement, (B) Mr. Fenstermacher's violation of any provision or obligation under his employment agreement, (C) Mr. Fenstermacher's indictment for, or plea of no contest with respect to, any crime that adversely affects or may adversely affect us or the utility of Mr. Fenstermacher's services to us, or (D) any other act or omission of Mr. Fenstermacher involving fraud, theft, dishonesty, disloyalty, or illegality that harms or embarrasses us. Mr. Fenstermacher may resign for "good reason" if we (W) deny any compensation due under his employment agreement, (X) require him to be based outside of Dallas County, Texas, (Y) decrease his title or pay or remove a material portion of his significant duties or responsibilities without his consent, or (Z) breach his employment agreement. For purposes of the agreement, the term "disability" means Mr. Fenstermacher becomes incapacitated by accident, sickness, or other circumstances that, in the reasonable judgment of the Board renders or is expected to render Mr. Fenstermacher mentally or physically incapable of performing the essential duties and services required of him under the agreement, with or without reasonable accommodation, for a period of at least 90 consecutive calendar days. As of December 31, 2008, Mr. Fenstermacher's annual base salary was $340,000, and his employment agreement will expire on October 5, 2009.

The following table shows the potential payments upon termination of Mr. Fenstermacher's employment under the circumstances described above or the occurrence of a change in control assuming such termination or change in control occurred on December 31, 2008.

Termination Event	Cash Severance	Acceleration of Equity Incentive Awards	Total Termination Payments
Termination With Cause	$ —	$ —	$ —
Termination Without Cause	$ 340,000	$ —	$ 340,000
Resignation for Good Reason	$ 340,000	$ —	$ 340,000
Resignation without Good Reason	$ —	$ —	$ —
Disability	$ 340,000	$ —	$ 340,000
Death	$ —	$ —	$ —
Non-Renewal of his Employment Agreement	$ —	$ —	$ —
Change in Control	$ —	$ —[(1)]	$ —

_____

(1) Amount reflects the value of 20,000 unvested stock options calculated using the difference between the exercise price of the options and the closing price of our common stock of $2.45 on December 31, 2008. The exercise price of the options exceeded the closing price of $2.45 on December 31, 2008. Therefore, the value of the acceleration of equity incentive awards is less than zero.

Mr. Terence O'Day - Chief Operating Officer and Executive Vice President of Global Operations:

Mr. O'Day resigned as our Chief Operating Officer and Executive Vice President in November 2008. As of his resignation, Mr. O'Day's annual base salary was $340,000. Mr. O'Day did not receive any cash severance payments or other termination payments upon his resignation.

Dr. Robert A. Sinnott, Ph.D – Global Chief Science Officer and Senior Vice President:

Under the terms of his employment agreement, if Dr. Sinnott resigns for good reason or we terminate Dr. Sinnott without cause or due to disability, he will continue to receive his base salary for twelve months from the termination date. Notwithstanding the statement above, if Dr. Sinnott's employment is terminated for cause, if he resigns without good reason, or is terminated due to his death, he is entitled to (i) any remaining base salary earned and not yet paid through the termination date; (ii) any annual bonus, or portion thereof, that is earned through the termination date; (iii) all reimbursable expenses due but not yet paid through the termination date; and (iv) all earned or vested benefits (or an amount equivalent to the value of such benefits) payable under our benefit plans or arrangements through the termination date Under the employment agreement, a termination for "cause" means (A) we determined that Dr. Sinnott has neglected, failed, or refused to render the services or to perform any other of his duties or obligations under his employment agreement, (B) Dr. Sinnott's violation of any provision or obligation under his employment agreement, (C) Dr. Sinnott's indictment for, or plea of no contest with respect to, any crime that adversely affects or may adversely affect us or the utility of Dr. Sinnott's services to us, or (D) any other act or omission of Dr. Sinnott involving fraud, theft, dishonesty, disloyalty, or illegality that harms or embarrasses us. Dr. Sinnott may resign for "good reason" if we (W) deny any compensation due under his employment agreement, (X) require him to be based outside of Dallas County, Texas, (Y) decrease his title or pay or remove a material portion of his significant duties or responsibilities without his consent, or (Z) breach his employment agreement. For purposes of the agreement, the term "disability" means Dr. Sinnott becomes incapacitated by accident, sickness, or other circumstances that, in the reasonable judgment of the Board renders or is expected to render Dr. Sinnott mentally or physically incapable of performing the essential duties and services required of him under the agreement, with or without reasonable accommodation, for a period of at least 90 consecutive calendar days. As of December 31, 2008, Dr. Sinnott's annual base salary was $325,000, and his employment agreement will expire on October 5, 2009.

The following table shows the potential payments upon termination of Dr. Sinnott's employment under the circumstances described above or the occurrence of a change in control assuming such termination or change in control occurred on December 31, 2008:

Termination Event	Cash Severance	Acceleration of Equity Incentive Awards	Total Termination Payments
Termination With Cause	$ —	$ —	$ —
Termination Without Cause	$ 325,000	$ —	$ 325,000
Resignation for Good Reason	$ 325,000	$ —	$ 325,000
Resignation without Good Reason	$ —	$ —	$ —
Disability	$ 325,000	$ —	$ 325,000
Death	$ —	$ —	$ —
Non-Renewal of his Employment Agreement	$ —	$ —	$ —
Change in Control	$ —	$ —[(1)]	$ —

_____
(1) Amount reflects the value of 21,667 unvested stock options calculated using the difference between the exercise price of the options and the closing price of our common stock of $2.45 on December 31, 2008. The exercise price of the options exceeded the closing price of $2.45 on December 31, 2008. Therefore, the value of the acceleration of equity incentive awards is less than zero.

Terri F. Maxwell - Chief Marketing Officer and Senior Vice President:

Under the terms of her employment agreement, if Ms. Maxwell resigns for good reason or we terminate Ms. Maxwell without cause or due to disability, she will continue to receive her base salary through the end of the agreement term or for a period of twelve months from her last day of employment, whichever is longer. Notwithstanding the statement above, if Ms. Maxwell's employment is terminated for cause, if she resigns without good reason, or is terminated due to her death, she is entitled to (i) any remaining base salary earned and not yet paid through the termination date; (ii) any annual bonus, or portion thereof, that is earned through the termination date; (iii) all reimbursable expenses due but not yet paid through the termination date; and (iv) all earned or vested benefits (or an amount equivalent to the value of such benefits) payable under our benefit plans or arrangements through the termination date. Under the agreement, a termination for "cause" means (A) we have determined that Ms. Maxwell has neglected, failed, or refused to render the services or to perform any of her other duties or obligations under the agreement, (B) Ms. Maxwell's violation of any provision or obligation under the agreement, (C) Ms. Maxwell's indictment for, or plea of no contest with respect to, any crime that adversely affects the utility of her services to us, or (D) any other act or omission of Ms. Maxwell involving fraud, theft, dishonesty, disloyalty, or illegality that harms or embarrasses us. The agreement defines a resignation for "good reason" as (W) any denial of compensation due and owing to Ms. Maxwell under the agreement, (X) any requirement that Ms. Maxwell be based anywhere other than Dallas County, Texas, except for travel incident to our business, (Y) our demotion of Ms. Maxwell in title or pay, or our removal of a material portion of Ms. Maxwell's significant duties or responsibilities without Ms. Maxwell's consent, or (Z) our material breach of the agreement. For purposes of the agreement, the term "disability" means Ms. Maxwell becomes incapacitated by accident, sickness, or other circumstances that, in the reasonable judgment of the Board renders or is expected to render Ms. Maxwell mentally or physically incapable of performing the essential duties and services required of her under the agreement, with or without reasonable accommodation, for a period of at least 90 consecutive calendar days. As of December 31, 2008, Ms. Maxwell's annual base salary was $320,000, and her employment agreement will expire on August 27, 2010.

The following table shows the potential payments upon termination of Ms. Maxwell's employment under the circumstances described above or the occurrence of a change in control assuming such termination or change in control occurred on December 31, 2008:

Termination Event	Cash Severance		Acceleration of Equity Incentive Awards		Total Termination Payments	
Termination With Cause	$	—	$	—	$	—
Termination Without Cause	$	533,333 [1]	$	—	$	533,333
Resignation for Good Reason	$	533,333 [1]	$	—	$	533,333
Resignation without Good Reason	$	—	$	—	$	—
Disability	$	533,333 [1]	$	—	$	533,333
Death	$	—	$	—	$	—
Non-Renewal of her Employment Agreement	$	—	$	—	$	—
Change in Control	$	—	$	— [2]	$	—

_____

(1) Represents 20 months of Ms. Maxwell's base salary.
(2) Amount reflects the value of 40,000 unvested stock options calculated using the difference between the exercise price of the options and the closing price of our common stock of $2.45 on December 31, 2008. The exercise price of the options exceeded the closing price of $2.45 on December 31, 2008. Therefore, the value of the acceleration of equity incentive awards is less than zero.

Mr. B. Keith Clark - Senior Vice President, Global Chief Legal Officer, and Corporate Secretary:

Under the terms of his employment agreement, if Mr. Clark resigns for good reason or we terminate Mr. Clark without cause or due to disability, he will continue to receive his base salary for twelve months from the termination date. Notwithstanding the statement above, if Mr. Clark's employment is terminated for cause, if he resigns without good reason, or is terminated due to his death, he is entitled to (i) any remaining base salary earned and not yet paid through the termination date; (ii) any annual bonus, or portion thereof, that is earned through the termination date; (iii) all reimbursable expenses due but not yet paid through the termination date; and (iv) all earned or vested benefits (or an amount equivalent to the value of such benefits) payable under our benefit plans or arrangements through the termination date. Under the employment agreement, a termination for "cause" means (A) we determined that Mr. Clark has neglected, failed, or refused to render the services or to perform any other of his duties or obligations under his employment agreement, (B) Mr. Clark's violation of any provision or obligation under his employment agreement, (C) Mr. Clark's indictment for, or plea of no contest with respect to, any crime that adversely affects or may adversely affect us or the utility of Mr. Clark's services to us, or (D) any other act or omission of Mr. Clark involving fraud, theft, dishonesty, disloyalty, or illegality that harms or embarrasses us. Mr. Clark may resign for "good reason" if we (W) deny any compensation due under his employment agreement, (X) require him to be based outside of Dallas County, Texas, (Y) decrease his title or pay or remove a material portion of his significant duties or responsibilities without his consent, or (Z) breach his employment agreement. For purposes of the agreement, the term "disability" means Mr. Clark becomes incapacitated by accident, sickness, or other circumstances that, in the reasonable judgment of the Board renders or is expected to render Mr. Clark mentally or physically incapable of performing the essential duties and services required of him under the agreement, with or without reasonable accommodation, for a period of at least 90 consecutive calendar days. As of December 31, 2008, Mr. Clark's annual base salary was $313,000, and his employment agreement will expire on October 5, 2009.

The following table shows the potential payments upon termination of Mr. Clark's employment under the circumstances described above or the occurrence of a change in control assuming such termination or change in control occurred on December 31, 2008:

Termination Event	Cash Severance		Acceleration of Equity Incentive Awards		Total Termination Payments	
Termination With Cause	$	—	$	—	$	—
Termination Without Cause	$	313,000	$	—	$	313,000
Resignation for Good Reason	$	313,000	$	—	$	313,000
Resignation without Good Reason	$	—	$	—	$	—
Disability	$	313,000	$	—	$	313,000
Death	$	—	$	—	$	—
Non-Renewal of his Employment Agreement	$	—	$	—	$	—
Change in Control	$	—	$	—[(1)]	$	—

_____

(1)   Amount reflects the value of 30,000 unvested stock options calculated using the difference between the exercise price of the options and the closing price of our common stock of $2.45 on December 31, 2008. The exercise price of the options exceeded the closing price of $2.45 on December 31, 2008. Therefore, the value of the acceleration of equity incentive awards is less than zero.

Alfredo Bala - Senior Vice President of Global Sales:

Under the terms of his employment agreement, if Mr. Bala resigns for good reason or we terminate Mr. Bala without cause or due to disability, he will continue to receive his base salary through the end of the agreement term or for a period of twelve months from his last day of employment, whichever is longer. Notwithstanding the statement above, if Mr. Bala's employment is terminated for cause, if he resigns without good reason, or is terminated due to his death, he is entitled to (i) any remaining base salary earned and not yet paid through the termination date; (ii) any annual bonus, or portion thereof, that is earned through the termination date; (iii) all reimbursable expenses due but not yet paid through the termination date; and (iv) all earned or vested benefits (or an amount equivalent to the value of such benefits) payable under our benefit plans or arrangements through the termination date. Under the agreement, a termination for "cause" means (A) we have determined that Mr. Bala has neglected, failed, or refused to render the services or to perform any other of his duties or obligations under the agreement, (B) Mr. Bala's violation of any provision or obligation under the agreement, (C) Mr. Bala's indictment for, or plea of no contest with respect to, any crime that adversely affects the utility of his services to us, or (D) any other act or omission of Mr. Bala involving fraud, theft, dishonesty, disloyalty, or illegality that harms or embarrasses us. The agreement defines a resignation for "good reason" as (W) any denial of compensation due and owing to Mr. Bala under the agreement, (X) any requirement that Mr. Bala be based anywhere other than Dallas County, Texas, except for travel incident to our business, (Y) our demotion of Mr. Bala in title or pay, or our removal of a material portion of Mr. Bala's significant duties or responsibilities without Mr. Bala's consent, or (Z) our material breach of the agreement. For purposes of the agreement, the term "disability" means Mr. Bala becomes incapacitated by accident, sickness, or other circumstances that, in the reasonable judgment of the Board renders or is expected to render Mr. Bala mentally or physically incapable of performing the essential duties and services required of him under the agreement, with or without reasonable accommodation, for a period of at least 90 consecutive calendar days. As of December 31, 2008, Mr. Bala's annual base salary was $290,000, and his employment agreement will expire on October 1, 2009.

The following table shows the potential payments upon termination of Mr. Bala's employment under the circumstances described above or the occurrence of a change in control assuming such termination or change in control occurred on December 31, 2008:

Termination Event	Cash Severance	Acceleration of Equity Incentive Awards	Total Termination Payments
Termination With Cause	$ —	$ —	$ —
Termination Without Cause	$ 290,000	$ —	$ 290,000
Resignation for Good Reason	$ 290,000	$ —	$ 290,000
Resignation without Good Reason	$ —	$ —	$ —
Disability	$ 290,000	$ —	$ 290,000
Death	$ —	$ —	$ —
Non-Renewal of his Employment Agreement	$ —	$ —	$ —
Change in Control	$ —	$ —[(1)]	$ —

_____

(1) Amount reflects the value of 36,000 unvested stock options calculated using the difference between the exercise price of the options and the closing price of our common stock of $2.45 on December 31, 2008. The exercise price of the options exceeded the closing price of $2.45 on December 31, 2008. Therefore, the value of the acceleration of equity incentive awards is less than zero.

Compensation and Stock Option Plan Committee Interlocks and Insider Participation

Professor Blattberg, Messrs. Gilbert, Jobe and Kennedy and Mrs. Wier served during 2008 and currently serve on our Compensation and Stock Option Committee. Mr. Toth joined this committee in March 2008. None of these individuals is or has been an officer or employee of ours. None of our executive officers is a member of any other company's board of directors, or serves as a member of any other company's compensation committee that has or has had one or more executive officers serving as a member of our Board of Directors or our Compensation and Stock Option Plan Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions involving J. Stanley Fredrick

In November 2003, we entered into a Lock-Up Agreement whereby we agreed to pay Mr. J. Stanley Fredrick, our Chairman of the Board and a major shareholder, $185,000 per year for his agreement not to sell or transfer his shares to an outside party unless approved by the Board of Directors. As of December 31, 2008 and 2007, Mr. Fredrick beneficially owned 3,150,000 shares of our common stock. On March 6, 2009, the Lock-up Agreement was terminated by mutual agreement of the Company and Mr. Fredrick.

In January 2009, our Board of Directors elected Mr. Fredrick to serve as its Chairman. In connection with such appointment, in March 2009, our Board of Directors approved the payment of $400,000 annually to Mr. Fredrick for his service as Chairman of the Board of Directors. The payment will be made monthly in equal installments.

Transactions involving Samuel Caster

Mr. Caster, our founder, major shareholder, and former Chairman of the Board, founded MannaRelief in 1999 and served as its Chairman from 1999 through August 2007. MannaRelief is a 501(c)(3) charitable organization that provides charitable services for children. Donald Herndon, our former Vice President of Field Services, also served on MannaRelief's Board of Directors through late 2007.

Historically, we have made cash donations to MannaRelief, sold products to MannaRelief at cost plus shipping and handling charges, and shipped products purchased by MannaRelief to its chosen recipients. In addition, certain of our employees and consultants periodically volunteer to work or host various fund raising projects and events for MannaRelief at no cost to MannaRelief. We have made cash donations and sold products to MannaRelief as follows:

	2008	2007	2006
Sold Products	$ 0.8 million	$ 1.0 million	$ 1.4 million
Contributed Cash Donations	$ 0.8 million	$ 0.9 million	$ 0.7 million

On March 17, 2009, we entered into a Consulting Agreement with Salinda Enterprises, LLC ("Salinda") for the consulting services of Mr. Caster who is an employee of Salinda. Pursuant to the terms of the Consulting Agreement, we will pay Mr. Caster $650,000 a year for consulting services mutually agreed upon by us and Mr. Caster. The Consulting Agreement has a term of one year and may be renewed by us upon 60 days' notice to Salinda before the expiration of the then current term. The Consulting Agreement will automatically terminate upon Mr. Caster's death or deemed disability and may be terminated by us for cause as defined in the Consulting Agreement. We may also terminate the Consulting Agreement without cause upon thirty (30) days written notice to Salinda or Mr. Caster. Upon termination without cause, we will be required to pay Mr. Caster any amount due under the Consulting Agreement for the remaining months under the then current term. The Consulting Agreement contains a non-competition provision extending for the term of the Consulting Agreement and a non-solicitation provision extending until two years after the termination of the Consulting Agreement.

Transactions involving Ray Robbins

Mr. Marlin Ray Robbins is a member of our Board of Directors and a major shareholder. Mr. Robbins holds positions in our associate global downline network marketing system. We pay commissions and incentives to our independent associates and during 2008, 2007, and 2006, we paid commissions and incentives to Mr. Robbins totaling $3.4 million, $3.8 million, and $3.4 million, respectively. In addition, several of Mr. Robbins' family members are independent associates and were paid associate commissions and earned aggregate incentives of approximately $0.5 million, $0.6 million, and $0.6 million for 2008, 2007, and 2006, respectively. All commissions and incentives paid to Mr. Robbins and his family members were paid in accordance with our global associate career and compensation plan.

Review and Approval of Related Party Transactions

Our Audit Committee reviews all relationships and transactions, including relationships and transactions with our directors, director nominees, executive officers and their immediate family members, as well as holders known by us to own more than 5% of any class of our voting securities and their family members, who have a direct or indirect material interest. In approving or rejecting such proposed transactions, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant to our Audit Committee.

REPORT OF THE AUDIT COMMITTEE

Our purpose is to assist the Company's Board of Directors in overseeing its financial reporting, internal controls, and audit functions. Larry A. Jobe has been the Chairman since February 2007 and is designated as the financial expert of our Audit Committee, as determined by the Board of Directors. Other members include Mrs. Patricia A. Wier and Messrs. Robert C. Blattberg, Gerald E. Gilbert, Alan D. Kennedy and Robert A. Toth. The Company's Board of Directors has determined that each of the Audit Committee's members meet the independence and financial literacy requirements for purposes of serving on such committee under applicable rules of NASDAQ and SEC. We operate under a written charter adopted by the Board of Directors. We review and address the adequacy of our charter on an annual basis. See our Amended Audit Committee Charter, which is posted on the Company's corporate website *www.mannatech.com.*

We are responsible for reviewing the Company's consolidated financial statements, its systems of internal controls, and internal control over financial reporting. The Company's independent registered public accounting firm is responsible for auditing our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Our activities are in no way designed to supersede or alter our responsibilities or the responsibilities of the Company's independent registered public accounting firm. We assist the Company's Board of Directors in fulfilling its responsibilities for oversight of the quality and integrity of the Company's accounting, auditing, and reporting practices, and such other duties as directed by the Board of Directors. Our role does not provide any special assurances with regard to the Company's consolidated financial statements, nor does it involve a professional evaluation of the quality of audits performed by the Company's independent registered public accounting firm. We strengthened our ability to assist the Company's Board of Directors, and formed a subcommittee called the Disclosure Committee. The Disclosure Committee is comprised of high level employees and officers who report to us and the Company's Chief Executive Officer and Chief Financial Officer. The Disclosure Committee is responsible for reviewing all of the Company's filings with the United States Securities and Exchange Commission. We have furnished the Company's Board of Directors with the following report:

We have reviewed and discussed with the Company's management their consolidated audited financial statements as of and for the year ended December 31, 2008, and the certification process required by the Sarbanes-Oxley Act of 2002. The Company has represented to us that its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. We have also discussed the following with BDO Seidman, LLP, the Company's independent registered public accounting firm: (i) the auditor's responsibilities, (ii) any significant issues arising during the audit, and (iii) other matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended by Statement on Auditing Standards No. 90, "Communications with Audit Committees" and No. 114 "The Auditor's Communication with those Charged with Governance." We received the written disclosures from BDO Seidman, LLP required by Rule 3520 of the PCAOB. We have discussed with the Company's independent registered public accounting firm the accounting firm's independence from Company management. In addition, we have discussed the adequacy of the Company's internal control over financial reporting with the Company's independent registered public accounting firm and its management.

Based on the review and discussions referred to above, we recommended to the Company's Board of Directors, and the Company's Board subsequently approved, that the Company's year-end audited consolidated financial statements be included in the Company's 2008 Annual Report on its Form 10-K for the year ended December 31, 2008 for filing with the United States Securities and Exchange Commission.

The Audit Committee

Larry A. Jobe, Chairman
Robert C. Blattberg, Ph.D
Gerald E. Gilbert
Alan D. Kennedy
Robert A. Toth
Patricia A. Wier

OTHER MATTERS

Our Board of Directors does not know of any other matters that are to be presented for action at the 2009 Annual Shareholders' Meeting. However, if any other matters properly come before us at the 2009 Annual Shareholders' Meeting or any adjournments or postponements thereof, it is intended that the enclosed proxy will be voted in accordance with the judgment of the persons voting the proxy.

ADDITIONAL INFORMATION AVAILABLE

ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR 2008 ANNUAL SHAREHOLDERS' REPORT, WHICH INCLUDES CERTAIN INFORMATION THAT WAS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K. OUR ANNUAL SHAREHOLDERS' REPORT AND OUR ANNUAL REPORT ON FORM 10-K DO NOT FORM ANY PART OF THE MATERIALS FOR THE SOLICITATION OF PROXIES. OUR ANNUAL SHAREHOLDERS' REPORT AND FORM 10-K CAN BE VIEWED ON OUR CORPORATE WEBSITE AT WWW.MANNATECH.COM OR UPON WRITTEN REQUEST BY ANY SHAREHOLDER.

INFORMATION ABOUT OUR 2010 ANNUAL SHAREHOLDERS' MEETING

We expect to hold our next Annual Shareholders' Meeting on or about June 14, 2010 and our proxy materials in connection with our 2010 Annual Shareholders' meeting are expected to be mailed on or before May 5, 2010.

FORWARD-LOOKING STATEMENTS

Certain disclosures and analysis in this proxy statement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain events, risks, and uncertainties that may be outside our control. Forward-looking statements generally can be identified by use of phrases or terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "projects," "potential," or "continue" or the negative of such terms and other comparable terminology. Similarly, descriptions of our objectives, strategies, plans, goals, targets, or other statements other than statements of historical fact contained herein are also considered forward-looking statements. All of these statements are based on assumptions that are subject to change and other risks. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in our business are set forth in our filings with the United States Securities and Exchange Commission. Estimates of future financial or operating performance provided by us are based on existing market conditions and information available at this time. Actual financial and operating performance may be higher or lower. Future performance is dependent upon many factors, including the success of our international operations, our ability to attract and retain associates, changes in laws and governmental regulations and changes in market conditions. All subsequent written and oral forward-looking statements attributable to us or to individuals acting on our behalf are expressly qualified in their entirety by this paragraph.

By order of our Board of Directors,

J. Stanley Fredrick
Chairman of the Board

Dated: April 21, 2009

MANNATECH, INCORPORATED
FREQUENTLY ASKED QUESTIONS

Our Board of Directors urges all shareholders to read all of the information included in the proxy materials provided to them. As a courtesy, our Board of Directors is providing each shareholder with the following list of frequently asked questions in hopes of eliminating some of the more commonly asked questions and keeping our shareholders informed of the various policies and procedures that must be followed for the 2009 Annual Shareholders' Meeting.

1. **Why did I receive a Notice of Internet Availability of Proxy Materials this year instead of a paper copy of the proxy materials?**

This year, pursuant to new rules promulgated by the SEC, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our shareholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

2. **Why didn't I receive a Notice of Internet Availability of Proxy Materials?**

We are providing some of our shareholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice. In addition, we are providing the Notice by e-mail to those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where materials are available.

If you received a paper copy of the proxy materials, you may elect to receive future proxy materials electronically by following the instructions on your proxy card or voting instruction form. Choosing to receive your future proxy materials by e-mail will help us conserve natural resources and reduce the costs of printing and distributing our proxy materials.

3. **How can I access the proxy materials over the Internet?**

Your Notice of Internet Availability of Proxy Materials or proxy card will contain instructions on how to view our proxy materials for the 2009 Annual Shareholders' Meeting on the Internet. Our proxy materials are also available on our company website at http://www.mannatech.com.

4. **What is the difference between a proxy-voting card and a ballot?**

A proxy-voting card is mailed to a shareholder. The proxy-voting card gives specific instructions on how to cast a vote prior to our 2009 Annual Shareholders' Meeting by mail, telephone, or the Internet. The instructions on the proxy-voting card are different depending on whether the shareholder owns shares directly or through a broker. Shareholders should read and follow all of the instructions in their packets to ensure their votes are counted. Ballots, on the other hand, will be handed out at the 2009 Annual Shareholders' Meeting to shareholders of record who own shares on the close of business on April 20, 2009.

5. **What shares owned by a shareholder can be voted either by proxy or at the 2009 Annual Shareholders' Meeting?**

All shares owned by a shareholder directly or as a beneficial owner as of the record date, April 20, 2009, may be voted by the shareholder prior to the meeting by telephone or through the Internet, or by returning a proxy card, without having to attend the shareholder meeting in person. At the 2009 Annual Shareholders' Meeting, shares may be voted using a ballot by (i) shareholders who directly own their shares and are verified with a valid form of identification and (ii) beneficial owners of record who are verified with a broker's power of attorney giving them authority to vote at the meeting. If a shareholder does not have this information from his or her broker, our Inspector of Elections will not be able to count such shareholder's vote because the broker may have already cast a vote on such shareholder's behalf. We strongly recommend that a shareholder read the instructions on the Notice of Internet Availability of Proxy Materials or on the proxy-voting card received by the shareholder prior to the 2009 Annual Shareholders' Meeting to understand how to cast a vote at the meeting. A shareholder's broker can usually mail or fax a shareholder any necessary paperwork prior to the meeting.

6. **What is the difference between direct ownership and beneficial ownership?**

A shareholder has DIRECT OWNERSHIP over its shares if such shareholder directly holds the stock certificates in the shareholder's own name. This is evidenced by the shareholder's receipt of all mailings directly from either us, or our transfer agent, Computershare.

A shareholder has BENEFICIAL OWNERSHIP over its shares if such shareholder has delivered its stock certificates to a broker or purchased shares through a broker and receives all of our mailings either from a broker or through a solicitor, which is usually Broadridge Financial Solutions, Inc. As a beneficial owner, the shareholder still owns the shares, but our transfer agent does not have individual shareholders' names from the brokers. The only information our transfer agent has is the aggregate total number of shares each broker holds on behalf of its clients.

7. How is voting different for direct holders versus beneficial owners?

Our transfer agent has the names of the shareholders who directly hold shares of our common stock, but it does not have any detailed information (such as the individual names or number of shares held) concerning shareholders who own shares through brokers. Only the individual brokers have the detailed information about each shareholder's beneficial ownership. Each brokerage group is responsible for reporting their clients' votes to our transfer agent and for providing all mailings to our shareholders who own stock through their brokerage firm. Each brokerage group also has its own set of instructions on how to cast a vote with such brokerage firm.

8. What does it mean if I received more than one set of materials?

This means your shares are registered with different names. For example, you may own some shares directly as a "registered holder" and other shares through a broker in "street name," or you may own shares through more than one broker. In these situations you may receive multiple sets of proxy materials. It is necessary for you either to attend in person (please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name), follow the instructions to vote your shares by telephone or through the Internet provided in the Notice of Internet Availability of Proxy Materials or return a signed, dated and marked proxy card if you received a paper copy of the proxy card. If you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

9. Can I change my proxy vote?

Both direct shareholders and beneficial shareholders can revoke a proxy-vote prior to commencement of the 2009 Annual Shareholders' Meeting. Attendance at the 2009 Annual Shareholders' Meeting will not in itself constitute a revocation of a shareholder's proxy-vote. Generally, shareholders may revoke their proxy-vote by submitting a new proxy-vote with a later date or by voting in person at our 2009 Annual Shareholders' Meeting. Shareholders should call the telephone number listed within the shareholder information packets to obtain specific instructions on how to revoke their proxy-vote. Specific instructions on how to revoke a proxy-vote may be different depending on whether a shareholder is a direct shareholder or a beneficial shareholder.

Each set of instructions should include the shareholder's account number and the solicitor's telephone number and email address. Our Inspector of Elections only will count the verified proxy-votes received from each shareholder and brokerage firm with the latest date. Each share of our common stock represents one vote. Shareholders should call the telephone number provided to them in their shareholder information packets if they are unsure or have any questions. Telephone numbers may be different depending on whether a shareholder is a direct shareholder or a beneficial shareholder. The telephone numbers may also be different if a shareholder holds shares at different brokerage firms.

10. How can I attend the 2009 Annual Shareholders' Meeting?

The 2009 Annual Shareholders' Meeting will be held on June 10, 2009 at 9:00 a.m., Central Daylight Time, at the Grapevine Convention Center in Grapevine, Texas. Shareholders will be admitted upon check-in and verification of stock ownership. No cameras or recording equipment will be permitted in the meeting room as we will be taping the meeting in its entirety.

11. Where can I find the voting results of the 2009 Annual Shareholders' Meeting?

We will announce preliminary voting results of the 2009 Annual Shareholders' Meeting in a press release issued on or about June 11, 2009, and will publish final voting results in our quarterly report on Form 10-Q for the second quarter of 2009. Our Form 10-Q for the second quarter of 2009 is expected to be filed with the United States Securities Exchange Commission ("SEC") on or before August 10, 2009.

12. Can I have someone else cast a vote for me at the 2009 Annual Shareholders' Meeting?

In order to have someone else cast your vote at the meeting, you must provide the person with whom you would like to cast your vote a power of attorney form. This person is called a shareholder designee ("designee"). A valid power of attorney form must be notarized and contain the following:

- the date;

- the full name of the designee;

- the number of shares you hold and to be voted by the designee;

- the nature and extent of the authority granted to the designee;

- the expiration date that terminates the designee's rights to cast your vote on your behalf; and

- your signature.

The original power of attorney form must be attached to the ballot that is turned in at the meeting by the designee. If you are a beneficial owner, you must also provide the proper documentation from your broker to the designee, which would allow you to vote and attend the meeting. The designee should then attach all of the original form(s) to the ballot to be turned in at the 2009 Annual Shareholders' Meeting.

The designee must complete a separate ballot and attach the original power of attorney form and/or the proper documentation from the broker (only if the shares are held through a broker) and must sign each ballot as your designee.

13. How can I vote against some or all of the nominees for the Board of Directors?

To vote against some or all of our Board nominees, you should check the "WITHHOLD ALL" or the "FOR ALL EXCEPT" boxes next to the name of each of the applicable nominees on the proxy-voting card or ballot.

14. How can I write-in a nominee for the Board of Directors?

You CANNOT write-in additional Board nominees on your proxy-voting card when voting by mail, telephone, or the Internet. You may ONLY write-in the names of additional nominees for whom you wish to vote on the ballot at the 2009 Annual Shareholders' Meeting.

To write-in a nominee on the ballot at the 2009 Annual Shareholders' Meeting, you should check the "FOR ALL EXCEPT" box and identify the nominees for which you desire to vote against. You should then write-in your nominee(s) in the blank provided. You may only write-in as many nominees as you voted against. For example, if there were a total of three nominees listed on the ballot and you withheld a vote for two of the three nominees, two additional nominees may be written in.

15. How can I recommend that a person be listed on the ballot as a nominee for the Board of Directors?

Shareholder recommendations for nominee(s) for our Board of Directors should have been submitted to our CFO by December 31, 2008, so that our Board of Directors could have considered such persons for nomination at the 2009 Annual Shareholders' Meeting. Nominee recommendations should include a candidate's name, age, biographical information, and qualifications. Our CFO forwards the list of nominees to the Nominating and Governance Committee of our Board of Directors. Our Nominating and Governance Committee reviews all of the nominees and recommends a list of nominees to our Board of Directors. Our Board of Directors then votes on the nominees. Only the nominees approved by our Board of Directors will be listed on our ballot, proxy-voting card, and in our proxy statement on Schedule 14A, which is expected to be filed with the SEC on or before April 30, 2009. To submit recommendations for a nominee to our Board of Directors at the 2010 Annual Shareholder Meeting, a shareholder should submit in writing the nominees information to our CFO by December 31, 2009. The nomination should be either faxed to (972) 471-7342 or mailed to our CFO at Mannatech, Incorporated, 600 S. Royal Lane, Suite 200, Coppell, Texas 75019.

16. How are the votes counted?

Our Inspector of Elections will be responsible for tabulating all of the votes for the 2009 Annual Shareholders' Meeting. The presence, in person or by proxy-vote, of the holders of at least a majority of shares of our common stock outstanding, as of the record date, is necessary to have a quorum for the 2009 Annual Shareholders' Meeting. "ABSTAIN" votes and broker "non-votes" will be counted as present for purposes of determining a quorum. A broker "non-vote" occurs when brokers or nominees return a properly executed proxy but do not vote on a particular matter because they have no discretionary power to vote and have received no instructions from the beneficial owners thereof or persons entitled to vote thereon.

In tabulating the votes, if a proxy-vote or ballot is signed by the shareholder but submitted without providing specific voting instructions, the shareholder's vote will be counted as a vote "FOR" each of the proposals.

For *Proposal 1* — If a quorum is obtained, our Class I directors will be elected by a plurality of the votes cast by shareholders present, in person or by proxy, at the 2009 Annual Shareholders' Meeting and entitled to vote. This means that the three nominees receiving the highest number of affirmative votes at the 2009 Annual Shareholders' Meeting will be elected as our three Class I directors. Votes marked "FOR ALL" will be counted in favor of all nominees, except to the extent a shareholder specifies differently. Votes marked "WITHHOLD ALL" will be counted against all nominees. To specify differently, a shareholder must check the "FOR ALL EXCEPT" box and then identify the nominees for whom the shareholder wishes to vote against. Selecting "WITHHOLD ALL" votes for a nominee has no effect on the vote since a plurality of the votes cast at the 2009 Annual Shareholders' Meeting is required for the election of each nominee. Shareholders may not abstain from voting with respect to the election of directors.

For *Proposal 2* — If a quorum is obtained, and a majority of the votes cast by the shareholders present in person or represented by proxy at the 2009 Annual Shareholders' meeting are in favor of Proposal 2, the ratification of the appointment of our independent registered public accounting firm will be approved. Votes marked "FOR" will be counted in favor of the ratification of the appointment of our independent registered public accounting firm. An "ABSTAIN" vote from voting on Proposal 2 will be treated as a vote against the ratification of the appointment of our independent registered public accounting firm. Because the ratification of our independent registered public accounting firm is a routine matter for which specific instructions from beneficial owners will not be required, no "broker non-votes" will arise in the context of Proposal 2.

17. What should I do if I never received my proxy materials or if the proxy materials have been lost?

You should contact you broker's customer service department. The broker should verify that you were a shareholder on the close of business on April 20, 2009 and give you specific instructions on how to obtain new proxy materials and cast a vote. Anyone can view our 2009 proxy statement by logging onto our corporate website, *www.mannatech.com.*



Mannatech
600 S. ROYAL LANE
SUITE 200
COPPELL, TX 75019

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time on June 9, 2009. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Mannatech, Incorporated in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time on June 9, 2009. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Mannatech, Incorporated, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: M12014 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MANNATECH, INCORPORATED

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1 AND 2.

Vote on Directors

	For All	Withhold All	For All Except
1. Election of Class I Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:
01) Gerald E. Gilbert
02) Larry A. Jobe
03) Marlin Ray Robbins

Vote on Proposal

	For	Against	Abstain
2. Ratification of the appointment of BDO Seidman, LLP as its Independent Registered Public Accounting Firm.	☐	☐	☐

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder(s). **If no direction is made, this proxy will be voted FOR items 1 and 2.** If any other matters properly come before the meeting, or if cumulative voting is required, the person named in this proxy will vote in her discretion.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report and Form 10-K are available at www.proxyvote.com.

- -

M12015

MANNATECH, INCORPORATED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS
JUNE 10, 2009

The shareholder(s) hereby appoint(s) Patricia A. Wier as proxy, with the power to appoint her substitute, and hereby authorize(s) her to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Mannatech, Incorporated that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 a.m., Central Daylight Time, on Wednesday, June 10, 2009, at the Grapevine Convention Center, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR PROPOSAL 2.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)